    As filed with the Securities and Exchange Commission on January 26, 2000
                                                        Registration No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ---------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                ---------------
                        NATURAL MICROSYSTEMS CORPORATION
             (Exact name of Registrant as specified in its charter)
                                ---------------
               Delaware                                04-2814586
   (State or other jurisdiction of                  (I.R.S. Employer
    incorporation or organization)               Identification Number)
                             100 Crossing Boulevard
                      Framingham, Massachusetts 01702-5406
                                 (508) 620-9300
   (Address and telephone number of Registrant's principal executive offices)
                                ---------------
                                 Robert E. Hult
                Senior Vice President of Finance and Operations
                        Natural MicroSystems Corporation
                             100 Crossing Boulevard
                      Framingham, Massachusetts 01702-5406
                                 (508) 620-9300
           (Name, address and telephone number of agent for service)
                                   Copies to:
        Richard N. Hoehn, Esq.                   Daniel S. Evans, Esq.
        Choate, Hall & Stewart                        Ropes & Gray
            Exchange Place                      One International Place
           53 State Street                    Boston, Massachusetts 02110
     Boston, Massachusetts 02109
                                ---------------
   Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
   If the only securities being registered on this form are being offered pursuant to a dividend or interest reinvestment plan, please check the following box. [_]
   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to a Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
   If any class of securities is to be concurrently registered on this Form pursuant to Section 12(b) of the Securities Exchange Act of 1934 pursuant to General Instruction V, please check the following box. [_]
                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------
                                           Proposed         Proposed
                               Amount      maximum          maximum        Amount of
  Title of each class of       to be    offering price     aggregate      registration
securities to be registered  registered per share (1)  offering Price (1)     fee
--------------------------------------------------------------------------------------
 Common Stock, $.01 par
  value(2)..............     3,450,000     $40.125        $138,431,250      $36,546
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee, in accordance with Rule 457 under the Securities Act, on the basis of the average of the high and low sale prices of the Common Stock on January 19, 2000 as reported on the Nasdaq National Market.
(2) One preferred share purchase right will attach to and trade with each share of common stock sold in the offering. These rights are also covered by this registration statement and the value attributed to them, if any, is reflected in the market price of the common stock.
                                ---------------
   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this preliminary prospectus is not complete and may be + +changed. These securities may not be sold until the registration statement +
+filed with the Securities and Exchange Commission is effective. This          +
+preliminary prospectus is not an offer to sell nor does it seek an offer to   +
+buy these securities in any jurisdiction where the offer or sale is not       +
+permitted.                                                                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
 Subject to Completion, dated                , 2000



 Natural MicroSystems Logo Appears Here

--------------------------------------------------------------------------------
 3,000,000 Shares

 Common Stock


--------------------------------------------------------------------------------

 This is a public offering of common stock of Natural MicroSystems Corporation. We are offering 3,000,000 shares of common stock.

 Our common stock trades on the Nasdaq National Market under the symbol "NMSS." On January 25, 2000, the reported last sale price of our common stock on the Nasdaq National Market was $43.94 per share.

 Investing in our common stock involves risks. See "Risk Factors" beginning on page 5.

 Neither the Securities and Exchange Commission nor any state securities regulators has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                                        Per
                                                       Share    Total
  Public offering price                               $        $
  Underwriting discounts                              $        $
  Proceeds, before expenses, to Natural MicroSystems
   Corporation                                        $        $

 We have granted the underwriters the right to purchase up to 450,000 additional shares of common stock at the public offering price to cover any overallotments.

 The underwriters expect to deliver the shares to purchasers on , 2000.

 Deutsche Banc Alex. Brown

             Dain Rauscher Wessels

                         U.S. Bancorp Piper Jaffray

                                                                   FAC/Equities

 The date of this Prospectus is               , 2000.

Outside Front Gate

The Natural MicroSystems Logo

The diagram entitled "Natural MicroSystems in the Converged Network" includes a diagram of a converged network, comprised of enterprises the PSTN and the IP network. The chart depicts network elements which incorporate Natural MicroSystems components.

Gatefold Description


The diagram entitled "Natural MicroSystems in the Converged Network" includes a diagram of a converged network, comprised of enterprises the PSTN and the IP network. The chart depicts network elements which incorporate Natural MicroSystems components.

                               PROSPECTUS SUMMARY

   This summary highlights selected information contained elsewhere in this prospectus. It is not complete and may not contain all the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the "Risk Factors" section and the financial statements and the notes to those statements, before making an investment decision. Unless otherwise indicated, this prospectus assumes that the underwriters have not exercised their option to purchase additional shares. References in this prospectus to "we," "our" and "us" refer to Natural MicroSystems Corporation and its subsidiaries.

                              Natural MicroSystems


   We provide enabling technologies to the world's leading suppliers of networking and communications equipment. Our customers incorporate our software and hardware products and technologies into their solutions in order to enable communications service providers and enterprises to rapidly and cost-effectively deploy data, voice and fax applications and enhanced services in converged networks. These converged networks integrate packets of voice, fax and data from several sources on a single physical network link and allow for interoperability between the Internet, a packet-based network, and the public switched telephone network (PSTN), which is circuit-based.

   Over the past two years, we have been strategically repositioning our business to address new, high growth markets resulting from the growth in the converged network build out. To support this repositioning, we made significant investments in our sales force, built a service organization, expanded our research and development and strengthened our management team. As a result, during 1999, we achieved sequential increases in revenue over the prior quarter of 6% in the second quarter, 15% in the third quarter and 23% in the fourth quarter. In the quarter ended December 31, 1999, we achieved record revenues of $25.0 million representing a 43% increase over the same period in the prior year.

   Our products, which use technologies including digital signal processing, media processing, signal protocol processing, switching and packet classification, are essential components in networking and communications equipment deployed in the wireline and wireless Internet and PSTN. We also provide our customers with software development tools and systems architecture and engineering design services. These products, tools and services facilitate the rapid creation and deployment of enhanced services and applications while conforming to the high quality, availability, scalability and manageability required in service provider networks. Our products and technologies are compliant with open industry standards to insure interoperability and compatibility, and leverage mass-market components, such as general purpose microprocessors, digital signal processors and operating system software. We use the term Open Telecommunications to describe products that share these characteristics.

   Several factors are driving increased demand for our products and services. The explosive growth in data traffic, heightened competition, the need for network interoperability and the emergence of converged network infrastructures are causing service providers and enterprises to deploy new enhanced services and applications in order to compete more effectively. In addition, the increasing use of packet networks, which must interoperate with existing networks, requires network equipment and applications that can operate in both packet and circuit networks. Service providers require that their packet networks have the high levels of quality, availability, scalability and manageability traditionally associated with circuit networks. Finally, the emerging packet networks can support completely new enhanced services and applications, but only with new technologies such as traffic classification and bandwidth management.

   These market changes have increasingly led system vendors to purchase subsystems and enabling technologies from outside suppliers, such as Natural MicroSystems. Our products and enabling technologies help our customers achieve a reduced time to market and allow them to focus their development efforts on new service creation and next generation infrastructure.

   Our products and solutions target applications in five market segments:
Internet protocol (IP) telephony, differentiated IP service provisioning, enhanced services, wireless network infrastructure and enterprise applications. We target original equipment manufacturers, system suppliers and other strategic customers in these market segments and seek to provide them with essential enabling components for their system offerings. To date, our solutions have been deployed in over 40 countries and our customers include leading vendors such as Alcatel, Clarent, Comverse, Ericsson, Lucent, Motorola, Nortel, Siemens and Teradyne.

   Our growth strategy includes the following key elements:

  .  Focus on high growth market segments;

  .  Extend our technology leadership;

  .  Strengthen and expand relationships with strategic customers;

  .  Broaden our product offering;

  .  Support open architecture and drive evolving standards; and

  . Strengthen customer relationships through consulting and support services.

   We were incorporated in Delaware in 1983. As of December 31, 1999, we employed 399 employees. Our stock has been publicly traded since our initial public offering in 1994. Our principal executive offices are located at 100 Crossing Boulevard, Framingham, Massachusetts 01702 and our main telephone number is (508) 620-9300. We also have sales, service and engineering facilities in the United States and in other countries. Our corporate website is www.nmss.com. Information contained on our website does not constitute a part of this prospectus.

   Natural MicroSystems Corporation, Natural MicroSystems, CT Access, Natural Access, NaturalFax, Natural Call Control, Fusion, NaturalEdge, Convergence Generation, Open Telecommunications, QWES, QWES.com and PolicyPoint are trademarks of Natural MicroSystems. Alliance Generation is a registered trademark of Natural MicroSystems. All other brand names or trademarks appearing in this prospectus are the property of their respective holders.

                                  The Offering

Common stock offered by
 us.....................  3,000,000 shares
Common stock to be
 outstanding after this
 offering...............  15,759,807 shares
Use of proceeds.........  For general corporate purposes, including working capital, capital expenditures and potential acquisitions
Nasdaq National Market
 symbol.................  NMSS
Preferred share purchase  One preferred share purchase right will be attached to rights.................  each share of common stock sold in the offering and thus the preferred share purchase rights are also being
                          offered by this prospectus. These rights would cause
                          substantial dilution to any person or group who attempts
                          to acquire a significant interest in our company without
                          advance approval from our board of directors and thus
                          could make an acquisition of control of our company more
                          difficult.

   The above information is based on 12,759,807 shares outstanding as of December 31, 1999. This information does not take into account:

  . 2,748,350 shares of common stock issuable at a weighted average exercise price of $11.47 per share on exercise of stock options outstanding as of December 31, 1999 under our 1989 Stock Option and Stock Purchase Plan, 1993 Stock Option Plan, 1993 Non-Employee Directors Stock Option Plan and 1995 Non-Statutory Stock Option Plan; and

  . 19,901 shares of common stock issuable at a weighted average exercise price of $5.67 per share on exercise of warrants outstanding as of December 31, 1999.

                      Summary Consolidated Financial Data

   The following summary consolidated financial data should be read in conjunction with our financial statements and related notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. All figures set out in the table are in thousands, except per share amounts.

Consolidated Statements of Operations Data:

                                            Year Ended December 31,
                                   ------------------------------------------
                                    1995    1996    1997     1998      1999
                                   ------- ------- ------- --------  --------
Revenues.......................... $32,835 $51,464 $75,363 $ 76,529  $ 79,476
Gross profit......................  21,350  33,070  50,065   48,411    47,956
Operating income (loss)...........   4,200   3,065   7,319  (10,057)  (16,634)
                                   ------- ------- ------- --------  --------
Net income (loss).................   1,275   1,630   3,759   (6,125)  (18,688)
                                   ------- ------- ------- --------  --------
Net income (loss) per share:
  Basic........................... $  0.18 $  0.17 $  0.36 $  (0.56) $  (1.63)
                                   ======= ======= ======= ========  ========
  Diluted......................... $  0.18 $  0.17 $  0.34 $  (0.56) $  (1.63)
                                   ======= ======= ======= ========  ========
Weighted average shares
 outstanding:
  Basic...........................   7,002   9,370  10,481   10,923    11,482
  Diluted.........................   7,005   9,675  11,179   10,923    11,482

   The "as adjusted" column in the summary consolidated balance sheet data below gives effect to the sale of the 3,000,000 shares of common stock in this offering, at an assumed offering price of $43.94 per share, after deducting underwriting discounts and commissions and our estimated offering expenses.

Consolidated Balance Sheet Data:

                                                             As of December 31,
                                                                    1999
                                                             -------------------
                                                             Actual  As Adjusted
                                                             ------- -----------
Cash, cash equivalents and marketable securities............ $23,454  $148,083
Working capital.............................................  25,605   150,234
Total assets................................................  70,709   195,338
Long-term debt, less current portion........................     306       306
Stockholders' equity........................................  50,513   175,142

                                  RISK FACTORS

   This offering involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus before deciding to invest in shares of our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not known to us or that we now believe to be unimportant could also impair our business. If any of the following risks actually were to occur, our business, results of operations and financial condition could be materially adversely affected, the trading price of our common stock could decline, and you might lose all or part of your investment. Please also see "Forward-Looking Information" on page 11.

We have experienced recent operating losses and may not return to profitability.

   We experienced operating losses in the last three quarters of 1998 and all four quarters of 1999. As a result, for the years ended December 31, 1998 and 1999, we reported operating losses of approximately $10.0 million and $16.6 million, respectively. We expect to continue to increase our levels of research and development and sales and marketing expenditures, and therefore we will achieve profitability only if we can significantly increase our revenues. We currently anticipate that our results will be no better than approximately break-even until at the earliest the second half of 2000. If our revenues do not meet the levels that we anticipate, or if our costs and expenses exceed our expectations, we will continue to sustain losses and the price of our common stock may decline substantially. Even if we do achieve profitability, we may not be able to sustain it on a quarterly or annual basis.

Our operating results fluctuate and are difficult to predict, which could cause our stock price to decline.

   Our revenues and net income, if any, in any particular period may be lower than revenues and net income, if any, in a preceding or comparable period. Factors contributing to these fluctuations, some of which are beyond our control, include:

  .  fluctuations in our customers' businesses;

  .  demands for our customers' products incorporating our products;

  . timing and market acceptance of new products or enhancements introduced by us or our competitors;

  . availability of components from our suppliers and the manufacturing capacity of our subcontractors;

  . timing and level of expenditures for sales, marketing and product development; and

  .  changes in the prices of our products or of our competitors' products.

   In addition, we have historically operated with less than one quarter's worth of backlog and a customer order pattern that is skewed toward the later weeks of the quarter. In recent quarters, we have received orders more evenly throughout the quarter, but we cannot be sure that this will continue in the future. Any significant deferral of orders for our products would cause a shortfall in revenue for the quarter. If our quarterly revenue or operating results fall below the expectations of investors or public market analysts, our common stock price may decline substantially.

Internal development efforts by our customers may adversely affect demand for our products.

   Many of our customers, including the large equipment manufacturers on which we focus a significant portion of our sales and marketing efforts, have the technical and financial ability to design and produce components replicating or improving on the functionality of most of our products. These organizations often consider in-house development of technologies and products as an alternative to doing business with us. We cannot be certain that these customers will resolve these "make-buy" decisions in favor of working with us, rather than attempting to develop similar technology and products internally or obtaining them through acquisition.

The markets we serve are highly competitive, and we may be unable to compete effectively.

   Competition in the high growth markets that we target for our products is intense, and we expect it to intensify as current competitors expand their product offerings and new competitors enter the market. Although competition in many of our markets is highly fragmented, our current competitors include Dialogic Corp., a wholly owned subsidiary of Intel Corporation, AudioCodes Ltd., Radisys Corporation and Brooktrout Technology, Inc. Other companies, including original equipment manufacturers that are current or targeted customers, may enter our markets in the future. Our competitors and customers may be able to develop products and services that are superior to our products and services, that achieve greater customer acceptance or that have significantly improved functionality as compared to our existing and future products and services. In particular, by focusing all of their efforts on a specific niche of the market, some of our competitors may succeed in introducing products that change the competitive dynamic in that market niche and adversely affect demand for our products. Certain of our competitors may be able to negotiate alliances with strategic partners on more favorable terms than we are able to negotiate. Many of our competitors have well-established relationships with our existing and prospective customers, including those on which we have focused significant sales and marketing efforts.

We rely on third parties to assemble our products.

   We do not have in-house manufacturing capabilities and currently rely on three different third-party contract manufacturers to assemble our printed circuit boards and other product offerings. Each of these manufacturers is our sole source for the products it manufactures for us. This reliance could subject us to product shortages or quality assurance problems, which, in turn, could lead to an increase in the cost of manufacturing or assembling our products. Any problems that occur and persist in connection with the delivery, quality or cost of the assembly of our products could affect our ability to ship product and recognize revenue, harm our relationship with our customers and harm our business.

We depend on sole source suppliers for certain components used in our products.

   We rely on vendors to supply components for our products, and we rely on sole source suppliers for certain custom integrated circuits and other devices that are components of one or more of our products. In particular, Texas Instruments is our sole source for the digital signal processors used in many of our products and customarily requires order lead times of 20 to 22 weeks or more to insure delivery in desired quantities. In addition, Lucent is our sole source supplier for integrated circuit components used in many of our products and customarily requires order lead times of 16 weeks or more. An interruption in supply from either Texas Instruments or Lucent would disrupt production, thereby adversely affecting our ability to deliver products to our customers. Converting to an alternative source for key components could require a large investment in capital and manpower resources and might cause significant delays in introducing replacement products. Although we believe we could identify alternative sources for all of our components, that process could take several months, and any interruption in our supplies could harm our business.

We do not obtain binding purchase commitments from our customers and rely on projections prepared by our customers in assessing future demand for our products.

   Our "design wins" are solely an expression of interest by customers and are not supported by purchase obligations. Therefore, there can be no assurance that any "design win" will result in purchase orders for our products. After we begin receiving initial orders for a product from a customer, we rely heavily on the customer's projections as to future needs for our product, without having any binding commitment from the customer as to future orders. Because our expenses are based on forecasting of future orders, a substantial reduction or delay in orders for our products from our customers could harm our business.

Our products typically have long sales cycles, causing us to expend significant resources before achieving "design wins" and recognizing revenue.

   The length of our sales cycle typically ranges from six to eighteen months and varies substantially from customer to customer. Prospective customers generally must commit significant resources to test and evaluate our products and integrate them into larger systems. This evaluation period is often prolonged due to delays associated with approval processes that typically accompany the design and testing of new communications equipment by our customers. In addition, the rapidly emerging and evolving nature of the markets in which we and our customers compete may cause prospective customers to delay their purchase decisions as they evaluate new technologies and develop and implement new systems. During the period in which our customers are evaluating whether to place an order with us, we often incur substantial sales and marketing expenses, without any assurance of future orders or their timing. Even after we achieve a "design win" and our product is expected to be utilized in a product or service offering being developed by our customer, the timing of the development, introduction and implementation of those products is controlled by, and can vary significantly with the needs of, our customers and may exceed several months. This complicates our planning processes and reduces the predictability of our earnings. If sales forecasted from a specific customer for a particular quarter are not realized in that quarter, we may fail to achieve our revenue goals.

The average selling prices of our products may decrease, which could adversely affect gross margins and revenues.

   Competitive pressures and rapid technological change may cause erosion of the average selling prices of our products and services. For example, the toll bypass segment of the Internet telephony market in which we compete has experienced a rapid and substantial decline in average product selling prices during the last year. In addition, as many of our target customers are large original equipment manufacturers with significant market power, we may face pressure from them for steep discounts in our pricing. Any significant erosion in our average selling prices could impact our gross margins and harm our business.

Our revenue growth depends significantly on the timely development and launch of new products and product enhancements, and we cannot be sure that our new products will gain wide market acceptance.

   The communications equipment and services market is characterized by rapid technological change, which requires continual development and introduction of new products and product enhancements that respond to evolving market needs and industry standards on a timely and cost-effective basis. Successfully developing new products requires us to accurately anticipate technological evolution in the communications industry as well as the technical and design needs of our customers. In addition, new product development and launch require significant commitments of capital and personnel. Failure to successfully update and enhance current products and to develop and launch new products would harm our business.

   We have experienced, and may in the future experience, delays in developing and releasing new products and product enhancements. These delays have led to, and may in the future lead to, delayed sales, increased expenses and lower quarterly revenue than anticipated. During the development of our products, we have also experienced delays in the prototyping of our digital signal processing chips, which in turn have led to delays in product introductions. Our failure to timely introduce a new product or product enhancement could harm our reputation with our customers or reduce demand for that product, which could harm our business.

We may acquire other businesses or technologies; if we do, we may be unable to integrate them with our business or our financial performance may suffer.

   If appropriate opportunities present themselves, we may acquire businesses, technologies, services or products that we believe are strategic. We do not currently have any understandings, commitments or agreements with respect to any acquisition, nor are we currently pursuing any acquisition. We may not be able to identify, negotiate or finance any future acquisition successfully. Even if we do succeed in acquiring a business, technology, service or product, the process of integration may produce unforeseen operating difficulties and expenditures and may absorb significant attention of our management that would otherwise be available for the ongoing development of our business. If we make future acquisitions, we may issue shares of stock that dilute other stockholders, incur debt, assume contingent liabilities or create additional expenses related to amortizing goodwill and other intangible assets, any of which might harm our financial results and cause our stock price to decline. Any financing that we might need for future acquisitions may only be available to us on terms that restrict our business or that impose on us costs that reduce our net income.

We may be unable to attract and retain management and other key personnel we need to succeed.

   The loss of any of our senior management or other key research, development, sales and marketing personnel, particularly if lost to competitors, could harm our business. Our future success will depend in large part on our ability to attract, retain and motivate highly skilled employees.

We may not be able to adequately protect our intellectual property, which may facilitate the development of competing products by others.

   We rely on a combination of copyright and trade secret laws, restrictions on disclosure and patents to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. The laws of some foreign countries do not protect our proprietary rights to as great an extent as the laws of the United States. If we fail to adequately protect our intellectual property rights, it will be easier for our competitors to sell competing products.

Our products may infringe on the intellectual property rights of third parties, which may result in lawsuits and prohibit us from selling our products.

   There is a risk that third parties have filed, or will file applications for, or have received or will receive, patents or obtain additional intellectual property rights relating to materials or processes that we use or propose to use. As a result, from time to time, third parties may assert exclusive patent or other intellectual property rights to technologies that are important to us. In addition, third parties may assert claims or initiate litigation against us or our manufacturers, suppliers or customers with respect to existing or future products or other proprietary rights. Any claims against us or customers that we indemnify against intellectual property claims, with or without merit, may be time-consuming, result in costly litigation and diversion of technical and management personnel or require us to develop non-infringing technology. If a claim is successful, we may be required to obtain a license or royalty agreement under the intellectual property rights of those parties claiming the infringement. If we are unable to obtain the license, we may be unable to market our affected products. Limitations on our ability to market our products and delays and costs associated with monetary damages and redesigns in compliance with an adverse judgment or settlement could harm our business.

Our products depend upon the continued availability of licensed technology from third parties.

   We currently license and will continue to license certain technology integral to our products and services, such as protocols, from third parties. While we believe that much of this technology is available from multiple sources, any difficulties in acquiring third-party technology licenses, or in integrating the related third-party technology into our products, could result in delays in product development or upgrade until equivalent technology can be identified, licensed and integrated. We may require new licenses in the future as our business grows and technology evolves. We cannot assure you that these licenses will continue to be available to us on commercially reasonable terms, if at all.

The ongoing evolution of industry standards may adversely affect demand for our products and increase our costs.

   Our success depends on both the evolution of industry standards for new technologies and our products' compatibility with multiple industry standards. Many technological developments occur prior to the adoption of the related industry standard. The absence of an industry standard related to a specific technology may prevent market acceptance of products using that technology, or may result in the development of products not compatible with ultimately adopted standards, which would limit demand for our products. We intend to develop products compatible with other technological advancements and may develop these products prior to the adoption of industry standards related to these technologies. As a result, we may incur significant expenses and losses due to lack of customer demand, unusable purchased components for these products and the diversion of our engineers from future product development efforts. Further, we may develop products that do not comply with the eventual industry standard, which could limit our ability to sell these products. If the industry develops new standards, we may not be able to design and manufacture new products in a timely fashion that meet these new standards. Even after the adoption of industry standards, the future success of our products depends on widespread market acceptance of their underlying technologies.

Defects in our products or problems arising from the use of our products together with other vendors' products may seriously harm our business and reputation.

   Products as complex as ours may contain known and undetected errors or performance problems. Defects are frequently found during the period immediately following introduction and initial implementation of new products or enhancements to existing products. Although we attempt to resolve all errors that we believe would be considered serious by our customers before implementation, our products are not error-free. These errors or performance problems could result in lost revenues or customer relationships and could be detrimental to our business and reputation generally. Additionally, reduced market acceptance of our services due to errors or defects in our technology would harm our business by reducing our revenues and damaging our reputation. In some of our contracts, we have agreed to indemnify our customers against certain liabilities arising from defects in our products, but we do not carry insurance policies covering this type of liability. In addition, our customers generally use our products together with their own products and products from other vendors. As a result, when problems occur in the network, it may be difficult to identify the source of the problem. These problems may cause us to incur significant warranty and repair costs, divert the attention of our engineering personnel from our product development efforts and cause significant customer relations problems. To date, defects in our products or those of other vendors' products with which ours are used by our customers have not had a material negative effect on our business. However, we cannot be certain that a material negative effect will not occur in the future.

Because we derive a significant portion of our revenues from international sales, we are susceptible to currency fluctuations and other risks.

   Sales to customers outside North America accounted for approximately 27% of our revenues in 1999, and we believe a material portion of our domestic sales results in the use of our products outside North America. Since customers generally evaluate our purchase price as expressed in their own currency, changes in foreign currency exchange rates may hurt our sales in other countries. In addition, some of our sales transactions are denominated in local currency and we do not mitigate the currency risk by engaging in currency-hedging transactions. An increase in the value of the U.S. dollar relative to foreign currencies could make our products less competitive on a price basis in international markets or adversely impact the U.S. dollar yield from sales transactions denominated in local currency.

   Other risks arising from our international business include political instability or recessions in other countries, the imposition of trade and tariff regulations by foreign governments and the difficulties in managing operations across disparate geographic areas. These or other factors may limit our ability to sell our products and services in other countries.

The market segments we target may not develop as rapidly as we anticipate.

   We operate in five segments of the networking and communications market: IP telephony, differentiated IP service provisioning, enhanced services, wireless network infrastructure and enterprise applications. Although we expect growth in these areas, each of these market segments is emerging, undergoing rapid change or both and may fail to generate demand for our products at the levels we anticipate, which could limit our future revenues and harm our business.

Future regulation or legislation could restrict our business or increase our costs.

   We are unable to predict the impact, if any, that future legislation, legal decisions or regulations relating to our target market segments may have on our business, financial condition and results of operations. Regulation may focus on, among other things, assessing access or settlement charges, or imposing tariffs or regulations based on the characteristics and quality of products and services, either of which could restrict our business or increase our cost of doing business. For example, the Federal Communications Commission is currently examining the question of whether certain forms of telephone services over the Internet should be subject to FCC regulations as telecommunications services. If the FCC were to determine that Internet telephony providers, or the services they provide, are subject to FCC regulations, then some of the service providers that buy equipment from our customers may be forced to pay access charges and make universal service contributions. This could have a material adverse effect on those customers' business and competitive position and could therefore force them to limit or cut-off their purchases of our products.

Anti-takeover provisions in Delaware law and our corporate documents may affect the value of our common stock.

   Provisions of Delaware law and our corporate documents may make it difficult and expensive for a third party to acquire us. For example, our certificate of incorporation provides for the election of members to our board of directors for staggered three-year terms. In addition, we have adopted a shareholder rights plan. The existence of these anti-takeover provisions may substantially impede the ability of a third party to acquire control of us or accumulate large blocks of our common stock, which may adversely affect our stock price.

We will have broad discretion as to the use of the proceeds from this offering.

   Our board of directors and our management will have broad discretion over the use of the net proceeds of this offering. Investors will be relying on the judgment of our board of directors and our management regarding the application of the proceeds of this offering. See "Use of Proceeds" beginning on page 12.

                          FORWARD-LOOKING INFORMATION

   This prospectus includes and incorporates forward-looking statements that involve substantial risks and uncertainties and fall within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by our use of the words "believes," "anticipates," "plans," "expects," "may," "will," "would," "intends," "estimates," "predicts," "potential," "continue" and similar expressions, whether in the negative or affirmative. We cannot guarantee that we actually will achieve these plans, intentions or expectations. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors," beginning on page 5, as well as other risks and uncertainties referenced in this prospectus. We do not assume any obligation to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

                                USE OF PROCEEDS

   The net proceeds to us from the sale of the 3,000,000 shares of common stock offered with this prospectus are estimated to be approximately $124.6 million, at an assumed offering price of $43.94 per share, after deduction of the estimated underwriting discounts and commissions and our estimated offering expenses. We expect to use the net proceeds for general corporate purposes, including working capital and capital expenditures. In addition, we may use a portion of the net proceeds to acquire businesses, products or technologies that are complementary to our business, although we have no current plans to make any specific acquisitions. Prior to using the proceeds in the manner described above, we plan to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.

                          PRICE RANGE OF COMMON STOCK

   Our common stock is quoted on the Nasdaq National Market under the symbol "NMSS." The following table shows the high and low closing sale prices per share of our common stock, as reported on the Nasdaq National Market, for the periods indicated:

                                                                   High   Low
                                                                  ------ ------
      Year Ended December 31, 1998:
        First Quarter............................................ $46.94 $34.31
        Second Quarter...........................................  38.37  16.00
        Third Quarter............................................  14.75   9.50
        Fourth Quarter...........................................  12.56   6.19
      Year Ended December 31, 1999:
        First Quarter............................................ $ 8.53 $ 4.91
        Second Quarter...........................................  10.06   3.06
        Third Quarter............................................  14.50   9.63
        Fourth Quarter...........................................  46.88  13.50
      Year Ending December 31, 2000:
        First Quarter (through January 25, 2000)................. $46.88 $37.00

   On January 25, 2000 the reported last sale price of the common stock on the Nasdaq National Market was $43.94 per share. As of December 31, 1999, we had approximately 326 stockholders of record of our common stock.

                                DIVIDEND POLICY

   We have never declared or paid any dividends on our common stock. We do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings to fund the development and growth of our business. In addition, our credit agreement with a bank contains covenants which prohibit us from paying cash dividends.

                                 CAPITALIZATION

   The following table shows our capitalization as of December 31, 1999, and as adjusted to give effect to the sale of the 3,000,000 shares of common stock offered in this offering, at an assumed offering price of $43.94 per share, and after deducting underwriting discounts and commissions and our estimated offering expenses. The outstanding share information excludes 2,748,350 shares of common stock issuable on exercise of outstanding options and 19,901 shares of common stock issuable on exercise of outstanding warrants as of December 31, 1999, with a weighted average exercise price of $11.47 per share and $5.67 per share, respectively. All figures set out in the table below are in thousands, except share amounts.

                                                            December 31, 1999
                                                           --------------------
                                                           Actual   As Adjusted
                                                           -------  -----------
Short-term debt:
  Current portion of long-term debt....................... $ 2,907   $  2,907
Long-term debt:
  Long-term debt less current portion.....................     306        306
Stockholders' equity:
  Preferred stock, $.01 par value; 3,000,000 shares
   authorized;
   none issued............................................     --         --
  Common stock, $.01 par value; 45,000,000 shares
   authorized;
   12,759,807 shares issued and outstanding; 15,759,807
   shares
   issued and outstanding as adjusted.....................     128        158
  Additional paid-in capital..............................  72,923    197,522
  Accumulated deficit..................................... (21,980)   (21,980)
  Accumulated other comprehensive loss....................    (391)      (391)
  Notes receivable from common stockholders ..............     (99)       (99)
  Treasury stock..........................................     (68)       (68)
                                                           -------   --------
  Total stockholders' equity..............................  50,513    175,142
                                                           -------   --------
    Total capitalization.................................. $53,726   $178,355
                                                           =======   ========

                      SELECTED CONSOLIDATED FINANCIAL DATA

   The following table contains our selected consolidated financial data and should be read in conjunction with the more detailed consolidated financial statements and notes thereto included elsewhere in this prospectus. The selected consolidated financial data for and as of the end of each of the three fiscal years in the period ended December 31, 1999 are derived from our consolidated financial statements, which have been audited by PricewaterhouseCoopers LLP, independent accountants. The selected consolidated financial data for and as of the end of each of the two fiscal years in the period ended December 31, 1996 are derived from audited consolidated financial statements that do not appear in this prospectus. All figures set out in the table below are in thousands, except per share data.

                                           Year Ended December 31,
                                   ------------------------------------------
                                    1995     1996    1997    1998      1999
                                   -------  ------- ------- -------  --------
Consolidated Statement of
 Operations Data:
Revenues.......................... $32,835  $51,464 $75,363 $76,529  $ 79,476
Cost of revenues..................  11,485   18,394  25,298  28,118    31,520
                                   -------  ------- ------- -------  --------
Gross profit......................  21,350   33,070  50,065  48,411    47,956
Operating expenses:
  Selling, general and
   administrative ................  10,294   15,251  22,294  33,979    39,976
  Research and development .......   6,856   10,328  14,851  21,464    24,705
  Purchased in-process research
   and development................     --     4,426   5,601     --        --
  Restructuring and other special
   charges........................     --       --      --    3,025       (91)
                                   -------  ------- ------- -------  --------
   Total operating expenses ......  17,150   30,005  42,746  58,468    64,590
                                   -------  ------- ------- -------  --------
Operating income (loss)...........   4,200    3,065   7,319 (10,057)  (16,634)
Interest income (expense) and
 other............................     336    1,208   1,198   1,064       181
Merger-related expenses...........  (1,911)     --      --      --     (1,235)
                                   -------  ------- ------- -------  --------
Income (loss) before income taxes
 .................................   2,625    4,273   8,517  (8,993)  (17,688)
Income tax expense (benefit)......   1,350    2,643   4,758  (2,868)    1,000
                                   -------  ------- ------- -------  --------
Net income (loss)................. $ 1,275  $ 1,630 $ 3,759 $(6,125) $(18,688)
                                   =======  ======= ======= =======  ========
Net income (loss) per share:
  Basic........................... $  0.18  $  0.17 $  0.36 $ (0.56) $  (1.63)
                                   =======  ======= ======= =======  ========
  Diluted......................... $  0.18  $  0.17 $  0.34 $ (0.56) $  (1.63)
                                   =======  ======= ======= =======  ========
Weighted average common shares
 used in computing net income
 (loss) per share:
  Basic...........................   7,002    9,370  10,481  10,923    11,482
  Diluted.........................   7,005    9,675  11,179  10,923    11,482

                                                     December 31,
                                        ---------------------------------------
                                         1995    1996    1997    1998    1999
                                        ------- ------- ------- ------- -------
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable
 securities...........................  $ 6,863 $33,345 $33,310 $18,070 $23,454
Working capital.......................   14,233  44,572  50,769  38,204  25,605
Total assets..........................   26,396  62,662  81,693  78,950  70,709
Long-term debt, less current portion..      --      392     243     260     306
Stockholders' equity..................   17,745  52,882  68,142  65,213  50,513

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

   We provide enabling technologies to the world's leading suppliers of networking and communications equipment. Our customers incorporate our software and hardware products and technologies into their solutions in order to enable service providers and enterprises to rapidly and cost-effectively deploy data, voice and fax applications and enhanced services in converged networks.

   Over the past two years, we have been strategically repositioning our business to address new, high growth markets resulting from the growth in the converged network build out. To support this repositioning, we made significant investments in our sales force, built a service organization, expanded our research and development and strengthened our management team. As a result, during 1999, we achieved sequential increases in revenue over the prior quarter of 6% in the second quarter, 15% in the third quarter and 23% in the fourth quarter. In the quarter ended December 31, 1999, we achieved record revenues of $25.0 million, representing a 43% increase over the same period in the prior year.

   In December 1999, we acquired QWES.com, Inc. in a transaction accounted for as a pooling of interests. QWES is a business in the differentiated IP service provisioning and application traffic shaping markets. In connection with the acquisition, we exchanged or reserved 1,500,000 shares of our common stock for the outstanding shares, options and warrants of QWES. Our consolidated financial statements have been restated to include the financial position, results of operations and cash flows of QWES from April 3, 1998, when QWES was incorporated, through the acquisition date.

   In October 1997, we acquired ViaDSP, Inc. for aggregate consideration of 144,562 shares of our common stock in a transaction accounted for as a purchase. ViaDSP was created to define, develop and deliver standard products for the telecommunications markets using advanced digital signal processing technology. The value of the transaction was $7.1 million, including approximately $236,000 of expenses related to the acquisition.

   Our revenues consist primarily of product sales and, to a lesser extent, services provided to our customers. We sell our products worldwide principally through direct sales focusing on large original equipment manufacturer and significant system supplier customers. We use indirect channels to focus on all other customers and prospects. This strategy allows us to focus our resources on customers that offer us the largest revenue opportunities.

   Our revenue is recognized from product sales upon completion of delivery, provided that collection is deemed probable. Service revenues are recognized ratably over applicable contract periods or as the services are performed.

   Our cost of revenues consists primarily of product cost, cost of services provided to our customers and the overhead associated with testing and fulfillment operations.

   Sales, general and administrative expenses consist primarily of salaries, commissions and related personnel expenses for those engaged in our sales, marketing, promotional, public relations, executive accounting and administrative activities and other general corporate expenses. As we add personnel, launch new products and incur additional costs related to the growth of our business, we expect these expenses to increase.

   Research and development expenses consist primarily of salaries, personnel expenses and prototype fees related to the design, development, testing and enhancement of our products. As of December 31, 1999, all research and development costs have been expensed as incurred. We believe that continued investment in research and development is critical to attaining our strategic product and cost reduction objectives, and that these expenses will increase in the future.

Results of Operations

   The following table sets forth, for the periods indicated, selected items from our consolidated statements of operations as a percentage of revenues.

                                                   Year Ended December 31,
                                                   --------------------------
                                                    1997     1998      1999
                                                   -------  -------   -------
   Revenues......................................    100.0%   100.0%    100.0%
   Cost of revenues..............................     33.6     36.7      39.7
                                                   -------  -------   -------
   Gross profit..................................     66.4     63.3      60.3
   Operating expenses:
     Selling, general and administrative.........     29.6     44.4      50.3
     Research and development....................     19.7     28.0      31.0
     Purchased in-process research and
      development................................      7.4      --        --
     Restructuring and other special charges.....      --       4.0      (0.1)
                                                   -------  -------   -------
       Total operating expenses..................     56.7     76.4      81.2
                                                   -------  -------   -------
   Operating income (loss).......................      9.7    (13.1)    (20.9)
   Merger-related costs..........................      --       --       (1.6)
   Other income, net.............................      1.6      1.4       0.2
                                                   -------  -------   -------
   Income (loss) before income taxes.............     11.3    (11.7)    (22.3)
   Income tax expense (benefit)..................      6.3     (3.7)      1.2
                                                   -------  -------   -------
   Net income (loss).............................      5.0%    (8.0)%   (23.5)%
                                                   =======  =======   =======

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

 Revenues

   Revenues increased to $79.5 million for the year ended December 31, 1999 from $76.5 million for the year ended December 31, 1998, representing an increase of 3.9%. The increase is attributable to the growth of our services sector, increased revenues in Europe and increased revenues from our strategic accounts, partially offset by lower revenues in Latin America. Revenues from sales to customers located outside North America were 27.4%, or $21.8 million, and 26.9%, or $20.6 million, in 1999 and 1998, respectively. No single customer accounted for more than 10% of revenues in 1999 or 1998.

 Gross Profit

   Gross profit decreased to $48.0 million for 1999 from $48.4 million for 1998, representing a decrease of 0.9%. The decrease in gross profit was related to increased expenses incurred for investment in the services and manufacturing departments.

 Selling, General and Administrative

   Selling, general and administrative expense increased to $40.0 million for 1999 from $34.0 million for 1998, representing an increase of 17.6%. The increase in expenses was due to costs associated with increased selling activity and increased expenditures for marketing, international expansion and customer support. In 1999, we added a sales office in Italy. These increased expenses were in anticipation of increased revenues and aided in our repositioning.

 Research and Development

   Research and development expense increased to $24.7 million for 1999 from $21.5 million in 1998, representing an increase of 15.1%. The increase in expense was primarily due to increased personnel and project development costs associated with the Convergence Generation and Alliance Generation product lines and associated software, and development of PolicyPoint. We expect that our research and development expense will continue to increase.

 Other Income, Net

   Other income and expense, reflecting net interest income and foreign exchange gains and losses, decreased to $181,000 for 1999 from $1.1 million (exclusive of merger costs) for 1998, representing a decrease of 83.5%. The decrease is primarily due to lower average cash balances for the period, foreign exchange losses and an increase in interest expense associated with the debt assumed in the QWES acquisition.

 Merger-Related Expenses

   We incurred a charge of $1.2 million in the fourth quarter of 1999 consisting of investment banking, accounting and legal fees connected with closing the QWES acquisition.

 Income Tax Expense (Benefit)

   Income tax expense (benefit) was $1.0 million and ($2.9 million) for 1999 and 1998, respectively. During the quarter ended December 31, 1999, we concluded that a full valuation allowance against our net deferred tax asset was required, under applicable accounting standards, due to uncertainties surrounding its realization. Accordingly, we established a full valuation allowance for the net deferred tax asset of $4.8 million as of the beginning of the year. This was partially offset by 1999 operating loss carrybacks and a reduction in the income tax reserve for probable loss contingencies.

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

 Revenues

   Revenues increased to $76.5 million for 1998 from $75.4 million for 1997, representing a 1.5% increase. The increase is attributable to the growth of our services department, which was added in 1998, as well as increased revenues in North America and Asia, partially offset by decreased revenues in Europe and Latin America. Revenues from sales to customers located outside North America were 26.9%, or $20.6 million, for 1998 and 27.9%, or $21.0 million, for 1997.
No single customer accounted for more than 10% of revenues in 1998 or 1997.

 Gross Profit

   Gross profit decreased to $48.4 million for 1998 from $50.1 million for 1997, representing a decrease of 3.3%. The decrease in gross profit was directly related to expenses we incurred for investment in the services and manufacturing departments. We took additional charges of approximately $1.1 million in 1998 that were related to prepaid technological licenses and product write-downs due to the discontinuance of certain products.

 Selling, General and Administrative

   Selling, general and administrative expense increased to $34.0 million for 1998 from $22.3 million for 1997, representing an increase of 52.4%. The increases in expenses were due to costs associated with increased selling activity and increased expenditures for marketing, international expansion and customer support. In 1998, we added sales offices in Tokyo and Beijing. These increased expenditures were in anticipation of increased revenues.

   We recorded a provision in 1998 against a trade receivable of approximately $2.2 million with a customer that abruptly ceased operations in April 1998. We recorded revenues of $3.8 million and $2.5 million with this customer in 1997 and 1996, respectively.

 Research and Development

   Research and development expense increased to $21.5 million for 1998 from $14.9 million for 1997, representing an increase of 44.5%. The increase in expense was primarily due to increased personnel and project development costs associated with the Alliance Generation product line and associated software.

 Purchased In-Process Research and Development

   At the time of our acquisition of ViaDSP, Inc. in October 1997, we allocated the purchase price to the tangible and intangible assets of ViaDSP based on the fair market value of those assets using a risk-adjusted discounted cash flow approach. Specifically, the purchased in-process research and development, consisting of completed technology and two separate development projects, was evaluated through interviews. The development projects were further subjected to analysis of data concerning the state of the technology and needed developments. The evaluation of the underlying technology took into account the inherent difficulties and uncertainties in completing its development, and thereby achieving technological feasibility, along with the risks related to the viability of and potential changes in our target markets. At the time of the acquisition, we expensed the fair value of $5.6 million of the acquired technology that had not reached technological feasibility as in-process research and development and had no alternative future use to us in other research and development projects or otherwise.

   Actual revenues resulting from the purchased in-process research and development have not met our expectations. These shortfalls from expectations have adversely affected the expected return on our investment in ViaDSP.

 Other Income, Net

   Other income and expense, reflecting net interest income and foreign exchange gains and losses, decreased to $1.1 million in 1998 from $1.2 million (exclusive of merger costs) in 1997, reflecting a decrease of 11.2%.

 Income Tax Expense (Benefit)

   Income tax expense (benefit) was ($2.9 million) and $4.8 million for 1998 and 1997, respectively. The tax rates for 1998 and 1997 differ from the effective tax rate due to state income taxes, net of federal tax benefit; the effect of research and experimentation federal tax credits; and permanent differences for nondeductible merger and purchased in-process research and development costs.

Restructuring and Other Special Charges

   In the fourth quarter of 1998, in response to changes in our business environment we took several actions to create efficiency, to decrease cash outflows and to manage our business more effectively, that resulted in restructuring and other special charges. To eliminate payroll and other related expenditures, we reduced our headcount by three senior international managers. The accrued cost to implement this reduction was approximately $951,000 (of which approximately $65,000 was paid in 1998). We also committed to reduce future lease commitments for a new corporate office and engineering space neither of which will be occupied. The accrued cost to reduce or terminate these lease commitments was approximately $2.1 million, with a projected avoidance of future costs of approximately $10.2 million over ten years.

   We were able to buy out the lease commitment at one of the locations and sublease the other location at an aggregate cost of approximately $958,000, resulting in a savings of approximately $1.1 million from our original estimate. These savings resulted in credits against our accruals in 1999. The savings in the first quarter were partially offset by an additional accrual of approximately $288,000 for unexpected delays in disposing of the other lease commitment. There is no remaining balance for the lease accruals at December 31, 1999.

   In the first quarter of 1999, we completed our management reorganization and terminated two additional senior managers. The severance costs were approximately $441,000, with an anticipated savings of approximately $327,000 a year. In addition, in the fourth quarter of 1999, we incurred a special charge of approximately $557,000 for payroll-related taxes on an option exercise by one of the terminated managers. At December 31, 1999 the aggregate severance accruals have a remaining accrued balance of approximately $450,000, which will be fully paid in 2000.

Recent Accounting Pronouncements

   In December 1998, the American Institute of Certified Public Accountants issued Statement of Position No. 98-9, "Modification of SOP No. 97-2, Software Revenue Recognition, with Respect to Certain Transactions" ("SOP 98-9"). SOP 98-9 amends SOP 97-2 to require recognition of revenue using the "residual method" in circumstances outlined in SOP 98-9. Under the residual method, revenue is recognized as follows: (1) the total fair value of undelivered elements, as indicated by vendor-specific objective evidence, is deferred and subsequently recognized in accordance with the relevant sections of SOP 97-2 and (2) the difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements. SOP 98-9 is effective for transactions entered into in fiscal years beginning after March 15, 1999. Accordingly, we have adopted the provisions of SOP 98-9 for our fiscal year 2000 which commenced on January 1, 2000. Also, the provisions of SOP 97-2 that were deferred by SOP 98-4 will continue to be deferred until the date SOP 98-9 becomes effective. We do not expect the adoption of SOP 98-9 to have a significant impact on our results of operations or financial position.

   In June 1999, the Financial Accounting Standards Board issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133." SFAS No. 137 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which was issued in June 1998. SFAS No. 137 defers the effective date of SFAS No. 133 to all fiscal years beginning after June 15, 2000. Accordingly, we will adopt the provisions of SFAS No. 133 for our fiscal year 2001 which commences on January 1, 2001. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives will be recorded each period in current earnings or accumulated other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. We do not expect the adoption of SFAS No. 133 to have a material impact on our financial position or results of operations.

   In December 1999, the Securities and Exchange Commission released Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements. This bulletin summarizes certain views of the staff on applying generally accepted accounting principals to revenue recognition in financial statements. The staff believes that revenue is realized or realizable and earned when all of the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the seller's price to the buyer is fixed or determinable; and collectibility is reasonably assured. We believe that our current revenue recognition policy complies with the Commission's guidelines.

Liquidity and Capital Resources

   Cash provided by (used by) operations for the years ended December 31, 1999, 1998 and 1997 was $7.6 million, ($4.1 million) and $3.2 million, respectively. Cash was provided by operations in 1999 from decreases in our accounts receivable, inventory and prepaid assets and increases in accrued expenses, partially offset by the net loss. Cash was used in operations in 1998 from the net loss, and increases in inventory, prepaid expenses and a restructuring accrual partially offset by a decrease in accounts receivable. Cash was provided by operations in 1997 from net income and increased accounts payable partially offset by increased accounts receivable and inventory in support of higher revenues.

   Cash (used in) provided by investing activities in 1999, 1998 and 1997 was ($7.7 million), $7.2 million and ($7.8 million), respectively. Cash of $17.3 million, $6.5 million and $33.0 million was used to purchase marketable securities, with cash of $16.4 million, $27.6 million and $32.7 million provided from maturities of marketable securities for 1999, 1998 and 1997, respectively. Capital expenditures were $6.2 million, $8.6 million and $7.2 million for 1999, 1998 and 1997, respectively. Increased capital expenditures in 1998 were primarily due to increases in personnel-related and capital improvement costs. Capital expenditures for 1997 were associated with our new headquarters facility. We expect capital expenditures in 2000 will approximate $7.0 million, principally for testing equipment, development equipment and computer hardware and software.

   Cash provided by financing activities in 1999, 1998 and 1997 was $4.2 million, $3.2 million and $4.1 million, respectively. The financing in 1999 was provided primarily by the exercise of stock options and the issuance of debt used to fund QWES operations. This was partially offset by our purchase for $1.1 million of 100,000 shares of common stock through our repurchase plan, which our board of directors authorized in July 1999 and subsequently rescinded. The financing in 1998 was provided primarily from the exercise of stock options and the issuance of debt used to fund QWES operations. The financing in 1997 was provided primarily from the exercise of stock options.

   We established a new $7.5 million bank line of credit for working capital purposes effective in May 1999. Borrowings under our line of credit bear interest at the bank's floating rate of prime plus one percent. We are subject to covenants requiring maintenance of certain profitability, equity and liquidity ratios. As of December 31, 1999, we were in compliance with all of those covenants, and there were no amounts outstanding. This credit agreement is subject to renewal on May 13, 2000.

   We believe that our current cash and marketable securities together with the proceeds from this offering will be sufficient to meet our cash requirement to fund operations and expected expenditures for the foreseeable future.

Quarterly Results

   The following tables set forth unaudited selected financial information for the periods indicated, as well as certain information expressed as a percentage of total revenues for the same periods. This information has been derived from unaudited consolidated financial statements, which we believe include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such information. This information has not been audited or reviewed by our independent accountants in accordance with standards established for such reviews. The results of operations for any quarter are not necessarily indicative of the results to be expected for any future period.

   Revenues have grown relatively steadily over the four quarters for the period ended December 31, 1999, after we significantly increased expenses in 1998 as we began our repositioning. Revenue growth from the first quarter of 1999 to the second quarter was 6%, from the second quarter to the third quarter was 15% and from the third quarter to the fourth quarter was 23%. We believe that our repositioning efforts have been successful to date. We expect that revenues will continue to increase into the period ending December 31, 2000.

   Operating income (loss) during the eight quarters has varied, decreasing as a percentage of revenues from quarter to quarter for 1999, after increasing steadily over four quarters of 1998. Cost of revenues remained flat in 1999 after increasing steadily over the four quarters in 1998. In 1998 and 1999, increases in the services and manufacturing departments led to higher cost of revenues percentages. During this eight-quarter period, selling, general and administrative expenses have varied due to costs associated with increased sales activity and increased expenditures for marketing and international operations. Research and development remained relatively constant as a percentage of revenues.

   Our quarterly operating results may fluctuate as a result of a number of other factors, including timing of customer orders, adjustments of delivery schedules to accommodate customer or regulatory requirements, availability of components from suppliers, timing and level of international sales, mix of products sold and timing and level of expenditures for sales, marketing and new product development.

We operate on a relatively small backlog. Quarterly sales and operating results therefore generally depend on the volume and timing of orders received during or just before the start of the quarter. Our expense levels are based in part on our forecasts of future revenues and, if such revenues were to fall below expectations, our operating results could be adversely affected. Accordingly, we cannot be sure that we will be profitable in any particular quarter. All figures set out in the table below are in thousands.

                                                          Quarter Ended
                         -------------------------------------------------------------------------------------
                         31-Mar-98 30-Jun-98 30-Sep-98  31-Dec-98   31-Mar-99  30-Jun-99  30-Sep-99  31-Dec-99
                         --------- --------- ---------  ---------   ---------  ---------  ---------  ---------
Revenues................  $20,007   $18,436   $20,611   $ 17,475     $16,621    $17,565    $20,276    $25,014
Cost of revenues........    6,066     6,629     7,678      7,745       6,625      6,953      8,080      9,862
                          -------   -------   -------   --------     -------    -------    -------    -------
Gross profit............   13,941    11,807    12,933      9,730       9,996     10,612     12,196     15,152
Operating expenses:
 Selling, general and
  administrative........    8,805     7,186     8,039      9,949       9,743      9,775      9,966     10,492
 Research and
  development...........    4,583     4,664     5,345      6,872       5,925      6,258      6,278      6,244
 Restructuring and
  other special
  charges...............      --        --        --       3,025         --         --         --         (91)
                          -------   -------   -------   --------     -------    -------    -------    -------
   Total operating
    expenses............   13,388    11,850    13,384     19,846      15,668     16,033     16,244     16,645
                          -------   -------   -------   --------     -------    -------    -------    -------
Operating income
 (loss).................      553       (43)     (451)   (10,116)     (5,672)    (5,421)    (4,048)    (1,493)
Merger-related
 expenses...............      --        --        --         --          --         --         --      (1,235)
Other income (loss),
 net....................      223       234       272        335        (208)       191         50        148
                          -------   -------   -------   --------     -------    -------    -------    -------
Income (loss) before
 income taxes...........      776       191      (179)    (9,781)     (5,880)    (5,230)    (3,998)    (2,580)
Income tax expense
 (benefit)..............      272        92        31     (3,264)     (1,858)    (1,580)    (1,156)     5,594
                          -------   -------   -------   --------     -------    -------    -------    -------
Net income (loss).......  $   504   $    99   $  (210)  $ (6,517)    $(4,022)   $(3,650)   $(2,842)   $(8,174)
                          =======   =======   =======   ========     =======    =======    =======    =======

                                                          Quarter Ended
                         -------------------------------------------------------------------------------------
                         31-Mar-98 30-Jun-98 30-Sep-98  31-Dec-98   31-Mar-99  30-Jun-99  30-Sep-99  31-Dec-99
Percent of Revenues      --------- --------- ---------  ---------   ---------  ---------  ---------  ---------
Revenues................    100.0%    100.0%    100.0%     100.0%      100.0%     100.0%     100.0%     100.0%
Cost of revenues........     30.3      36.0      37.3       44.3        39.9       39.6       39.8       39.4
                          -------   -------   -------   --------     -------    -------    -------    -------
Gross profit............     69.7      64.0      62.7       55.7        60.1       60.4       60.2       60.6
Operating expenses:
 Selling, general and
  administrative........     44.0      39.0      39.0       57.0        58.6       55.7       49.2       41.9
 Research and
  development...........     22.9      25.3      25.9       39.3        35.7       35.6       31.0       25.0
 Restructuring and
  other special
  charges...............      --        --        --        17.3         --         --         --        (0.3)
                          -------   -------   -------   --------     -------    -------    -------    -------
   Total operating
    expenses............     66.9      64.3      64.9      113.6        94.3       91.3       80.2       66.6
                          -------   -------   -------   --------     -------    -------    -------    -------
Operating income
 (loss).................      2.8      (0.3)     (2.2)     (57.9)      (34.2)     (30.9)     (20.0)      (6.0)
Merger-related
 expenses...............      --        --        --         --          --         --         --        (4.9)
Other income (loss),
 net....................      1.1       1.3       1.3        1.9        (1.2)       1.1        0.3        0.6
                          -------   -------   -------   --------     -------    -------    -------    -------
Income (loss) before
 income taxes...........      3.9       1.0      (0.9)     (56.0)      (35.4)     (29.8)     (19.7)     (10.3)
Income tax expense
 (benefit)..............      1.4       0.5       0.2      (18.7)      (11.2)      (9.0)      (5.7)      22.4
                          -------   -------   -------   --------     -------    -------    -------    -------
Net income (loss).......      2.5%      0.5%     (1.1)%    (37.3)%     (24.2)%    (20.8)%    (14.0)%    (32.7)%
                          =======   =======   =======   ========     =======    =======    =======    =======

Year 2000 Readiness Disclosure

   We believe that all of our current major product offerings are Year 2000 compliant. Certain older legacy products, which we no longer sell, may not be Year 2000 compliant. We have addressed the issue of legacy products by publishing on our external website a notice to the effect that certain of these products may not be Year 2000 compliant and that each customer who purchased these products should test and, as needed, repair or replace any of them to the extent that they are still in use. We spent approximately $1.0 million during 1999 in addressing Year 2000 compliance issues. To this date, we are not aware of any material problems resulting from Year 2000 issues, either with our products, our internal systems or the products and services of third parties.

European Union Currency Conversion

   On January 1, 1999, 11 member nations of the European Economic and Monetary Union began using a common currency, the euro. For a three-year transition period ending June 30, 2002, both the euro and each of the currencies for such member nations will remain in circulation. After June 30, 2002, the euro will be the sole legal tender for those countries. The adoption of the euro will affect many financial systems and business applications, as the commerce of those countries will be transacted in both the euro and the existing national currency during the transition period. We have subsidiary operations in three of the eleven countries currently using the euro, France, Germany and Italy, and we have branch operations in a fourth country, Spain. We have assessed the potential impact of the euro conversion in a number of areas, particularly the potential impact on pricing and other marketing strategies and on product development. Although we do not currently expect that the conversion, either during or after the transition period, will adversely affect our operations or financial condition, the conversion has only recently been implemented and we cannot be sure that it will not have some adverse impact.

Other

   Our primary market risk exposures are in the areas of interest rate risk and foreign currency exchange rate risk. Our investment portfolio of cash equivalents and marketable securities is subject to interest rate fluctuations, but we believe this risk is immaterial due to the short-term nature of these investments. At December 31, 1999, we had $2.9 million of short-term and $306,000 of long-term debt outstanding. The short-term debt was issued under various notes payable and due to their short-term maturities, a hypothetical 10% decrease in our weighted-average short-term borrowing rate at December 31, 1999 would not have materially affected the year-end carrying value of the debt. Our exposure to currency exchange rate fluctuations has been and is expected to remain moderate due to the fact that the operations of our international subsidiaries are primarily conducted in their respective local currencies.

   For U.S. federal income tax purposes we have net operating loss carryforwards available to reduce taxable income of approximately $16.4 million at December 31, 1999, of which $2.9 million is subject to Internal Revenue Code
Section 382. These carryforwards will begin to expire in 2004. We also have a foreign net operating loss carryforward of approximately $845,000. Utilization of net operating loss carryforwards is subject to an annual limitation of approximately $772,000 under Internal Revenue Code Section 382. We have $1.5 million of tax credits which are composed of federal research and development credits and state and local credits. These credits expire beginning in 2004.

   We believe that our revenues and results of operations have not been significantly impacted by inflation during the past three fiscal years.

                                    BUSINESS

Overview

   We provide enabling technologies to the world's leading suppliers of networking and communications equipment. Our customers incorporate our software and hardware products and technologies into their solutions in order to enable service providers and enterprises to rapidly and cost-effectively deploy data, voice and fax applications and enhanced services in converged networks.

   Our products, which use technologies including digital signal processing, media processing, signal protocol processing, switching and packet classification, are essential components in networking and communications equipment deployed in the wireline and wireless Internet and PSTN. We also provide our customers with software development tools and systems architecture and engineering design services. These products, tools and services facilitate the rapid creation and deployment of enhanced services and applications while conforming to the high quality, availability, scalability and manageability required in service provider networks. Our products and technologies are compliant with open industry standards to insure interoperability and compatibility, and leverage mass-market components, such as general purpose microprocessors, digital signal processors and operating system software. We use the term Open Communications to describe products that share these characteristics.

   Demand for our solutions arises from the explosive growth in data traffic coupled with the need of networking and communications system vendors and service providers to bridge the gap between the IP network and the PSTN. In addition, deregulation and the emergence of new service providers, coupled with rapid technological changes and increasing competition, has led these system vendors to purchase subsystems and enabling technologies from outside suppliers, such as Natural MicroSystems. Our products and enabling technologies help our customers achieve a reduced time to market and allow them to focus their development efforts on new service creation and next generation infrastructure.

   Our products and solutions target applications in five market segments: IP telephony, differentiated IP service provisioning, enhanced services, wireless network infrastructure and enterprise applications. We target original equipment manufacturers, system suppliers and other strategic customers in these market segments and seek to provide them with essential enabling components for their system offerings. To date, our solutions have been deployed in over 40 countries and our customers include leading vendors such as Alcatel, Clarent, Comverse, Ericsson, Lucent, Motorola, Nortel, Siemens and Teradyne.

Industry Background

   The networking and communications industries have experienced dynamic change and rapid growth over the past few years. These changes have led to growing challenges for both service providers as well as networking and communications equipment vendors. These trends are expected to continue. The primary factors driving this change and growth include those described below.

   Explosive growth in data communications traffic. The increasing use of the Internet has led to an explosive growth in data communications traffic. This growth has been fueled by the increasing number of users of the Internet, the increased use of electronic mail, the transmission of multimedia content and the increased volume of information retrieved from the Internet. According to International Data Corporation, the number of users of the Internet is expected to grow from 142 million at the end of 1998 to 500 million in 2002. In addition, organizations are increasingly using the Internet to communicate with customers and partners. These business-to-business e-commerce transactions are further contributing to the surge in data traffic. This growth in data traffic is placing huge strains on the traditional PSTN, creating the need for new types of networking equipment.

   Service provider deregulation and competition. Global deregulation and rapid technological advances have resulted in the emergence of many new communications service providers, thereby increasing competition within the communications market, lowering prices and accelerating the development of innovative new services to attract and retain customers. This environment is forcing service providers to differentiate themselves by offering new services. Many of these service providers are using packet technologies to gain a competitive advantage through the lower cost of deployment, operation and expansion of networks and rapid implementation of these new services. IP telephony, differentiated IP service provisioning, customer interaction center/web integration and unified messaging are examples of such services.

 Structure and Evolution of Communications Networks

   Network components. There are three fundamental components of communications networks. The first component is the medium over which the communications signal is transmitted, such as conventional copper wires, fiber optic cable or radio waves. The second component is signaling, switching and other devices that create and manage the transmission of signals. The third component is standards or protocols that provide agreed languages that permit the various signaling, switching and other devices to communicate with one another. For example, the PSTN includes telephone lines, which transmit signals incorporating both the sound or data being communicated and the signals that route and manage the communication; telephones, switches, amplifiers and other devices that create, route, amplify and reproduce the signals; and numerous industry and country protocols governing the transmission and routing of the signals and the management of the network.

   Principal public communications networks today include the PSTN and the Internet. Although each network is based on a distinct architecture, both the PSTN and the Internet require sophisticated equipment to transmit, route and manage communications and protocols that permit the equipment to communicate with other equipment between and within networks.

   Convergence of voice and data. Historically, voice and data communications have been transmitted and managed on separate networks, each with distinct technologies, standards and protocols. Traditional telephone systems require that a dedicated connection, or circuit, be established and maintained for the duration of a call in order to transfer voice or data. Dedicated connections result in the poor use of bandwidth since no traffic travels through the circuit when users are silent, which can account for a significant amount of time during a transfer. IP networks differ fundamentally from circuit-switched networks in that the packet network's resources and infrastructure can be shared simultaneously by several users and bandwidth can be flexibly allocated. Packet-based communications systems format the information to be transmitted, like e-mail, voice, fax and data, into a series of shorter digital packages of information called "packets." Each of these packets is then transmitted over the network and is reassembled as a complete communication at the receiving end. IP networks offer a number of advantages over circuit-switched networks. Rather than requiring a dedicated circuit for each individual call, IP networks commingle packets of voice, fax and data from several communications sources on a single physical link, providing superior utilization of network resources. Additionally, this integration of voice and data communications makes possible an enrichment of services and an entire range of new, value-added applications.

   Standards and protocols. IP and circuit-switched networks, deployed by service providers across multiple geographies, rely on an array of standards and protocols for communicating information among switches and other devices. The PSTN requires basic signaling software protocols such as

ISDN and SS7 in order to ensure that calls from one network to another are transmitted correctly. Similarly, the IP network requires a set of standards and protocols to route information correctly. For example, these standards include H.323 for the transmission of voice signals in an IP network. While these networks and protocols are distinct today, communications equipment vendors are striving to build equipment that enables the interconnection and interoperability of the different networks, protocols and standards.

   Interoperability. The evolution of the packet-based network combined with the extensively deployed circuit-switched network creates the need for interoperability. Interoperable communications components can interconnect and work with both circuit and packet networks. Complete interoperability of these networks presents significant challenges. The PSTN, which consists of approximately 1.2 billion telephones worldwide, contains a large number of signaling protocol variants. The Internet utilizes a small number of open protocols. Many of these are still being defined and implemented by standards bodies and leading vendors. Interoperability requires the ability to execute all of the associated protocol variants, as well as the ability to process the data from its source to its destination format.

Market Needs

   The explosive increase in data traffic, heightened competition, the need for network interoperability and the emergence of converged network infrastructures are causing service providers and enterprises to deploy new enhanced services and applications in order to compete more effectively. In addition, the increasing use of packet networks, which must interoperate with existing networks, requires network equipment and applications that can operate in both packet and circuit networks. Service providers require that their packet networks have the high levels of quality, availability, scalability and manageability traditionally associated with circuit networks. Finally, the emerging packet networks can support completely new enhanced services and applications, but only with new technologies such as traffic classification and bandwidth management.

The Natural MicroSystems Solution

   We provide enabling technologies to the world's leading suppliers of networking and communications equipment. Our customers incorporate our software and hardware products and technologies into their solutions in order to enable communications service providers and enterprises to rapidly and cost-effectively deploy data, voice and fax applications and enhanced services in converged networks. Our products, which utilize technologies including digital signal processing, media processing, signal protocol processing, switching, and packet classification, are essential components in networking and communications equipment deployed in the wireline and wireless Internet and PSTN. We also provide our customers with software development tools and systems architecture and engineering design services. These tools and services facilitate the rapid creation and deployment of enhanced services and applications while conforming to the high quality, availability, scalability and manageability required in service provider networks. Our products and technologies are compliant with open industry standards to insure interoperability and compatibility, and leverage mass-market components, such as general purpose microprocessors, digital signal processors and operating system software.

   Our products and services enable our customers to:

   Reduce time to market. Our products, technologies and services are designed to help reduce our customers' product development cycles, enabling them to deliver their products to market more quickly, capture greater market share and compete more effectively. Service providers and enterprises, in turn, can deploy enhanced services and applications more quickly.

   Provide for network interoperability. Our knowledge of emerging Internet and established PSTN protocols facilitates the deployment of our solutions across diverse networks. As new network deployments are increasingly IP-based, our products allow connectivity and interoperability with the PSTN. Our customers rely on us to assist them in the deployment of their products in networks worldwide.

   Meet carrier class requirements. Our products are designed to deliver the high quality, availability, reliability, scalability and manageability required in service provider networks. These, combined with our solutions for network interoperability, enable the deployment and scaling of enhanced services and applications across diverse network infrastructures. We provide an easy-to-use open development environment that allows our customers to develop differentiated systems and solutions for the converged network. In addition, this capability facilitates upgrades and enhancements to deployed network systems, reducing the life-cycle cost of ownership.

   Create and deploy enhanced services. We provide the foundation for the creation and deployment of enhanced services, such as unified messaging, in both the IP network and the PSTN environments. Our products and technologies enable the delivery of differentiated packet services, including service provisioning and traffic classification based on application type and per-flow metering. This capability enables equipment vendors, service providers and enterprises to build new classes of enhanced services and applications.

Strategy

   Our objective is to be the leading provider of enabling technologies to the premier networking and communications systems original equipment manufacturers addressing converged network solutions. The following are key elements of our strategy:

   Focus on high growth market segments. We believe that our technologies, products and services are critical to several high growth market segments. We focus our technology, sales and marketing resources on the following five market segments:

                                            Examples of Applications
                                 -----------------------------------------------
        Market Segment                 Existing                Emerging
-------------------------------  --------------------- -------------------------
IP telephony                     IP voice gateways     IP media servers

Differentiated IP service        Internet access       Guaranteed service levels
 provisioning                                          for voice and e-commerce

Enhanced services                Prepaid and debit     Unified messaging
                                 card calling services

Wireless network infrastructure  Analog cellular       Wireless Internet
                                 services

Enterprise applications          Voicemail             Customer interaction
                                                       centers/web integration

   Extend our technology leadership. We invest heavily in developing enabling technologies that are essential to providing high performance voice, data and fax transmission over and connectivity to both packet and circuit networks. We provide products and technologies essential to the creation and deployment of enhanced services on converged networks. We have assembled a team of approximately 250 engineers and technical personnel who are currently dedicated to this market. Over our 17 years of experience, we have developed significant expertise in digital signal processing software, media stream protocol processing, global network interface and protocol technologies and a comprehensive software development environment. We intend to continue to invest in our technological expertise through in-house development and strategic acquisitions.

   Strengthen and expand relationships with strategic customers. Our strategy is to establish and maintain long term working relationships and to sell our products and services to leading original equipment manufacturers in the networking and communications industries. We dedicate over 130 sales and technical services personnel to approximately 100 networking and communications systems vendors worldwide. We also target emerging companies addressing high growth markets. We use indirect channel partners to reach a broader market. By focusing on leading equipment manufacturers with large volume potential, we believe that we reach the largest portion of our potential customer base while minimizing the costs and complexity of our marketing efforts. These customer relationships also provide us with multiple sales opportunities across our customers' product lines. We work closely with our customers to design our software and hardware solutions into their products and use consulting and support services to facilitate and reinforce these relationships. By working with leading customers early in their product design and development stages, we gain valuable insights into future industry requirements and trends.

   Broaden our product offering. We believe that breadth of product line is one of the principal attributes that equipment manufacturers consider in selecting suppliers of enabling technology. We offer a broad selection of enabling technologies for networking and communications equipment vendors, and we intend to continue to broaden our product offering. For example, in December 1999 we acquired QWES.com, Inc., the developer of PolicyPoint, an enabling technology for differentiated packet-based services. Our strategy is to continue to expand our product offerings, both by internal development and acquisitions.

   Support open architecture and drive evolving standards. We will continue to support open architectures, allowing developers of high performance, high value applications to utilize standards-based products or components. This will in turn reduce development time and enable customers to take advantage of advances made in complementary technologies. Our products are accessible to developers and allow them, through the use of our software development environment, to develop software and algorithms for their products. We have a record of developing and promoting open industry standards and intend to continue our leadership role.

   Strengthen customer relationships through consulting and support services. Our consulting and support services extend from initial product conception and design through implementation, field trial and deployment. These fee-based service relationships increase our visibility to our customers and facilitate the design-in process while providing us with insight into future market requirements.

Products and Services

   The principal functions addressed by our products include connectivity to communications networks, call processing, real-time media processing, and media stream protocol processing. These capabilities are accessed through a series of application programming interfaces that expose the hardware and firmware functions to the developer for the purpose of creating an application or system.

   Our products are developed for global markets and allow customers to integrate their applications and systems into the IP network and the PSTN. Our products are compatible with signaling protocols and are approved for use in many countries. In order to have a presence in the fastest growing and largest international markets, we use our technological expertise, open architecture, and familiarity with international regulatory requirements to obtain the approvals required for use of our products in principal foreign markets. Our products have been incorporated into products sold to end users in over 40 countries.

   Our products are open, accessible, standards-based, layered, network protocol- and operating system-independent, modular and scalable. These features offer developers significant reduction in time and effort when developing sophisticated applications and systems.

   Convergence Generation. The Convergence Generation product family, currently in field trials, consists of software and hardware components configured specifically for convergence-centric systems and applications. This product family is designed for an Intel StrongARM co-processor and Texas Instruments
(TI) C54x family of digital signal processors. We believe the architecture is extensible to hundreds of ports per slot and capable of integrating high-density IP network and PSTN interfaces including T3 and OC-3. We believe this product family offers the best price performance for converged network solutions such as IP telephony gateways and IP media servers.

   PolicyPoint. The PolicyPoint product family, currently in field trials, consists of software and hardware components that provide reliable, cost-effective, predictable and consistent transport of voice, video and data over packet networks. The product family is designed for the TI C6x family of digital signal processors and does not require a host processor. It provides connectivity to any ATM WAN while controlling network and application specific usage and performance. The PolicyPoint architecture offers a soft-ASIC capability that allows for the integration of additional WAN protocols including frame relay, point-to-point protocol, multi-protocol label switching and differentiated services. We believe the architecture is extensible to higher density LAN and WAN interfaces. We believe PolicyPoint's architecture delivers a compelling price performance advantage.

   Alliance Generation. The Alliance Generation is a proven product line with a field history of over eight years. It consists of software and hardware components configured to meet the needs of enterprise and enhanced services applications for circuit-switched environments. This product family is designed for an Intel x86 co-processor and TI C51 or TI C549 families of digital signal processors. The port densities offered range from 2 to 120 ports per slot and the Alliance Generation product line is differentiated from competition due to its unique extensibility. The product family enables systems to maximize resources, thereby reducing costs.

   Intelligent Networks/SS7. The Intelligent Networks/SS7 product family consists of software and hardware components that provide a complete suite of intelligent networking protocols for PSTN connectivity. The product family is designed for the Motorola 68xxx family of processors. It allows for a full implementation of the SS7 protocol stack with access at all layers and contains a set of switch-specific and high availability extensions that meet service provider requirements and facilitate worldwide deployment and interoperability.

   Natural Access Software. The Natural Access Software suite consists of CT Access with Natural Call Control, NaturalFax, ActiveAG, TAPI support, ISDN, Channel Associated Signaling and high availability extensions. This suite was designed as the development and run-time environment for the Alliance and Convergence Generation product families and provides for the rapid development of high performance, scalable applications. Natural Access allows developers, working with common programming languages and different programming models, independent of host platforms and operating systems, to implement applications and systems requiring communications functionality.

   The following table depicts our product families, capabilities and benefits:

                         Natural MicroSystems Products


   Product
   Family                        Capabilities                            Benefits
-----------------------------------------------------------------------------------------------
  Convergence  Hardware Platform Specific:  Software Specific:  .Provides interoperability
  Generation   .Integrated PSTN and IP      .Programmable media  with circuit and packet-
                network interfaces           streaming           switched networks
               .Media stream protocol       .SNMP support       .Flexible media streaming
                processing                  .Hot-swap drivers    supports new converged
                (flexible packet            .Hosting             enhanced services
                processing)                  environment for    .Integrates into carrier
                --Jitter buffer management   speech              grade solutions
                --Low latency                technologies       .Maximizes system price
               .Digital Signal Processing   .Media support       performance
                --Echo cancellation          --Play/record      .Optimized platform for
                --Vocoding                   --Transcoding       speech recognition and
                --Fax                                            text-to-speech
                --Conferencing                                   applications
               .PSTN Interface
                --Worldwide signaling
                  .ISDN
                  .Channel associated
                   signaling
               .IP Interface
                --Ethernet
               .Low power consumption
               .Low host-processor
                utilization

-----------------------------------------------------------------------------------------------
  PolicyPoint  Hardware Platform Specific:  Software Specific:  .Enables service level
               .Integrated LAN and WAN      .Bandwidth shaping   guarantees for
                network interfaces           --Wirespeed packet  differentiated IP
               .WAN Interface                  classification    applications
                --T1/E1                      --Fine granularity .Provisioning of premium
               .LAN Interface                  discrimination    IP services
                --10/100-BaseT Ethernet      --LAN to WAN       .Integrates with existing
               .Standalone operation           bandwidth         management systems
               .Integrated CSU/DSU             management and   .Lowers deployment and
                                               bounds delay      maintenance costs
                                             --Per flow
                                               metering
                                            .Remote management
                                             --SNMP support
                                             --Web-based
                                               provisioning
                                             --In-field
                                               software upgrades
                                            .Routing support
                                            .Software
                                             programmable WAN
                                             protocol
                                             --ATM

------------------------------------------------------------------------------------------------
  Alliance     Hardward Platform Specific:  Software Specific:  .Allows for PBX
  Generation   .Digital Signal Processing   .SNMP support        integration
                --Echo cancellation         .Hot-swap drivers   .Provides interoperability
                --Vocoding                  .Hosting             with circuit-switched
                --Fax                        environment for     networks worldwide
                --Conferencing               speech             .Integrates into carrier
               .PSTN Interface               technologies        grade solutions
                --Worldwide signaling       .Media support      .Maximizes system price
                 .ISDN                       --Play/record       performance
                 .Channel associated         --Transcoding      .Optimized platform for
                  signaling                                      speech recognition and
                 .Analog interfaces                              text-to-speech
                 .Station interfaces                             applications
               .Low power consumption
               .Low host-processor
                utilization
-----------------------------------------------------------------------------------------------

   Product
   Family                      Capabilities                               Benefits
------------------------------------------------------------------------------------------------
  Intelligent   Hardware Platform Specific:  Software Specific:  .Programmability allows
  Networks/SS7  .PSTN Interface              .Multiple layers     wireless network
                 --T1/E1                      --MTP1-3            components to interact
                 --V.35                       --SCCP              with PSTN
                 --10-BaseT Ethernet          --TCAP             .Facilitates the creation
                                              --TUP               of enhanced services
                                             .Fully redundant     platforms and
                                             .4-16 Links          applications
                                                                 .Hardware implementation
                                                                  enables host to operate
                                                                  independently

-----------------------------------------------------------------------------------------------
  Natural       Software development         Features:           .Development environment
  Access        environment:                 .Natural call        allows for operational
  Software      .Alliance Generation          control             compatibility
                .Convergence Generation      .Access to global   .Simplifies development of
                .Windows NT                   signaling           switching and call
                .SPARC Solaris                protocols           processing applications
                .Unixware                    .High availability  .Simplifies development of
                                              and manageability   extensions to deployed
                                             .Point-to-point      systems
                                              switching
                                             .Configuration and
                                              installation
-----------------------------------------------------------------------------------------------

   Fusion. In addition, we market Fusion, a branded package incorporating several of our products. It is a scalable, high performance development platform for standards-based IP telephony solutions. Fusion provides a software development environment designed specifically for the creation of IP telephony gateway solutions. Fusion's modular architecture allows support for existing protocols such as the International Telecommunication Union's H.323 specification and a growing list of emerging protocols like Media Gateway Control Protocol (MGCP) and Session Initiation Protocol. Fusion enables developers to create application solutions with configurations from four analog ports to multiple T1s/E1s with no increase in latency or decrease in performance.

   Services and Customer Support. To complement our hardware and software products, we also offer consulting and support services. Our NaturalEdge Engineering Consulting Services include:

  . Systems architecture and engineering services that assist customers with all facets of product development, from concept definition to feasibility analysis to functional specifications;

  . Design consulting services that create working prototypes and provide a range of engineering services, including specifications and detailed project plans; and

  . Development and integration services that help customers develop value-added product features, extend product functionality, or migrate to newer technology while protecting investments in existing offerings.

In addition, as part of our NaturalEdge Global Support, we offer a variety of support programs ranging from NaturalEdge Web Support to Global On-Call Support, which provides support 24 hours a day, seven days a week.

Technology

   We offer high performance software and hardware component technologies for converged network solutions such as communications gateways and enhanced service platforms for IP, ATM, wireless and wireline communications networks. Our technology components include a flexible software architecture that allows our technology to be readily adopted by major communications equipment suppliers. Our technology is engineered to provide telecommunications quality and availability while leveraging the broad capabilities of mass-market computer platforms. Our software technology is available on board-level products for open computing platforms or as hardware reference designs for embedded applications and systems. To facilitate the development of specific solutions, we provide sample applications and demonstration programs. Our architecture includes software and hardware reference designs, as well as hardware and firmware implementations of these core technologies:

   Digital signal processing software and related compute engines. We base our solutions on high performance commercial digital signal processors integrated with proprietary technology to provide high density, scalable signal processing arrays.

   Media stream protocol processing. Our high performance packet processing digital signal processor firmware technology allows for the efficient support of media streams on IP and other packet networks and enhanced services platforms for packet networks.

   Global network interfaces and protocol technology. We offer many of the commonly used digital and analog telephony interfaces as well as Ethernet and T1/E1 WAN data interfaces. Our PSTN protocol technologies include all major channel-associated signaling variants and ISDN and SS7 signaling, as well as leading Voice-over-IP call control protocols such as H.323 and MGCP. Our interface and protocol technology allows us to rapidly obtain interoperability and approvals for new products in all major markets, and to efficiently respond to our customers' requirements for public network connections and approvals in other markets.

   Telecommunications switching technology. Our Natural Call Control call management software and our efficient hardware implementation of industry standard CTBus interfaces combine to provide an extremely flexible, scalable and cost-effective platform for telecommunications switching.

   Packet classification and queuing for differentiated IP servicing provisioning. Our packet classification and queuing technology supports differentiated quality of IP services using ATM and other wide area network protocols. The proprietary digital signal processor-based technology provides wire speed performance levels with the flexibility of a software-only approach.

   Flexible, high performance communications software and systems architecture. Our high performance software architecture minimizes the computational load on the host processors, freeing system resources for the use of our customers' applications while providing the highest possible capacity on any specific computing platform. The flexibility of our programming interface supports diverse customer software models and simplifies our customers' development efforts.

   Carrier class high availability technology. We deliver hot-swap enabled CompactPCI products and have established an industry leading software infrastructure to support carrier class deployments. We offer systems level software that extends system availability during component failures, system maintenance and upgrades.

Customers and Market Segments

   Our customers are primarily leading original equipment manufacturers. Our customers also include system integrators, communications service providers and international distributors in the networking and communications equipment industry.

   The table below is a representative list of our customers within each market segment, together with examples of applications in each segment. Each of these customers purchased at least $500,000 of our products and services in 1999.

                                                         Market Segment
                -----------------------------------------------------------------------------------------------------
                                    Differentiated
                                      IP Service                              Wireless Network        Enterprise
                   IP Telephony      Provisioning      Enhanced Services       Infrastructure        Applications
                ------------------- --------------- ----------------------- --------------------- -------------------
Representative  . Clarent           . Clarent       . Centigram             . Ericsson            . Alcatel
Customers       . Lucent                            . Comverse              . Motorola            . Aspect
                . Nortel                                                                            Communications
                . Siemens                                                                         . Mitel
---------------------------------------------------------------------------------------------------------------------
Examples of     . Programmable      . Bandwidth     . Unified messaging     . Modular wireless    . Customer
Applications      gateways            management                              base stations         interaction
                  for carriers                      . Billing/payment                               centers
                                    . Voice-over IP                         . Wireless data
                . Enterprise                        . One number/                                 . Messaging
                  communications                      "follow me"           . Mobile switching
                  servers                                                     centers             . Interactive voice
                                                    . Internet call waiting                         response
                . Emerging gateway                                          . Wireless local loop
                  opportunities such                . E-commerce enablers
                  as cable and
                  DSL
---------------------------------------------------------------------------------------------------------------------


Sales and Marketing

   We focus our sales and marketing efforts on selling directly to approximately 100 leading suppliers of networking and communications systems. Customers targeted in our direct sales efforts are divided into three groups:

  . Strategic accounts, including large, multinational companies with multiple products, such as Lucent and Ericsson, each of which is served by a dedicated account team;

  . Major accounts, including original equipment manufacturers with discrete product lines; and

  .  Emerging accounts, including new entrants in high-growth markets.

   We intend to serve all other customers and prospects through indirect sales-channel partners. This focus allows us to use our resources on customers that offer us the largest revenue opportunities.

   Our sales and marketing organization consists of 90 employees in 18 sales offices worldwide, of which 9 are in the United States, 5 are in Europe and 4 are in Asia. During 1999, 27% of our revenues were from sales and services to customers based outside North America.

Research and Development

   We believe that the extension and enhancement of existing products, the development of new products and the support of joint product development activities are critical to our future success. During 1999, we spent $24.7 million, or 31% of our revenues, on research and development.

   Our current research and development is conducted by 166 employees located at our headquarters in Framingham, Massachusetts, and at our offices in Schaumburg, Illinois, Tustin,

California and Le Plessis Robinson, France. Our current research and development is focused on developing emerging, high growth technologies, such as IP traffic management, IP telephony, SS7/IP network integration and wireless/IP network integration. Our product development investment is focused on bringing these technologies to market and on increasing scalability and performance, providing high availability through CompactPCI, hot swap and related technologies, and enhancing our software development environment to facilitate shorter development cycles for our customers and partners.

Manufacturing

   We outsource assembly of specific printed circuit boards to three ISO 9002 certified contract manufacturers, each of which is our sole source for the products it manufactures.

   We perform quality control and final testing of completed products at our Framingham facility, for which we received ISO 9002 certification in 1996. Since then, we have participated in all required processes and audits required to maintain this certification. The British Approvals Board for Telecommunications conducted its most recent audit in November 1999 and found no nonconformity.

   We seek to use industry-standard components for our products. Many of these components are generally available from multiple sources. However, we acquire certain custom integrated circuits and other devices which are components on one or more of our products from single-source suppliers. Although we believe we could develop other sources for each of these custom devices, the process could take several months.

Competition

   The market for our products is highly competitive. We have many competitors whose products compete with one or more of our products. We may also compete with our existing and potential customers' in-house development teams. Examples of our current competitors include the Dialogic division of Intel Corporation, AudioCodes Ltd., Radisys Corporation and Brooktrout Technology, Inc. Some of our competitors may have greater resources than we have. As we enter new markets, we expect to encounter competition from additional competitors, some of which may also have greater resources than we do.

Intellectual Property and Proprietary Rights

   Our success depends on proprietary technology and know-how. We rely primarily on a combination of copyrights and restrictions on access to our trade secrets to protect our proprietary rights. In addition, we have applications pending on 17 patents and have received a notice of allowance on one patent, which we expect to issue shortly. We distribute our software products under license agreements which grant customers a nonexclusive license to use the software and contain certain terms and conditions prohibiting its unauthorized reproduction or transfer. We enter into confidentiality agreements with our suppliers and customers when we disclose proprietary information to them. In addition, we enter into confidentiality agreements and assignment of invention agreements with our employees and consultants. We believe that our products and technology do not infringe on any existing proprietary rights of others.

   Despite these precautions, it may be possible for unauthorized third parties to copy aspects of our products or to obtain information that we regard as proprietary. We believe that, due to the rapid pace of innovation within the industry in which we participate, factors such as the technological and creative skills of our personnel and ongoing reliable product maintenance and support are more important in establishing and maintaining a leadership position within the industry than are the various legal protections for our technologies.

   We depend on development, supply, marketing, licensing and other relationships with companies for complementary technologies necessary for us to offer a broad range of products. These relationships are generally nonexclusive, run for a finite term and are renewable with the consent of both parties.

Employees

   As of December 31, 1999, we had 399 full-time employees, including 62 in sales, 28 in marketing, 166 in research and development, 59 in services, 38 in operations and 46 in administration and finance. None of the employees is represented by a labor union. We have never experienced a work stoppage and consider our relations with our employees to be good.

Legal Proceedings

   From time to time, we are a party to various legal proceedings incidental to our business. We have no material legal proceedings currently pending.

Properties

   We lease a facility totaling approximately 100,000 square feet for our corporate headquarters in Framingham, Massachusetts. The lease on this facility expires in May 2012.

   We also lease facilities in Le Plessis Robinson, France, Schaumburg, Illinois and Tustin, California in which we conduct design and engineering operations. The Le Plessis Robinson office also serves as our European sales and service headquarters.

   In addition, we have short-term leases for 15 sales offices throughout North America, Europe and Asia. We believe our facilities are adequate for our current needs and that we will be able to secure suitable space as needed in the future.

                                   MANAGEMENT

   The following table lists our executive officers and directors as of December 31, 1999.

                 Name             Age                 Position
                 ----             ---                 --------
      Robert P. Schechter          51 Chairman of the Board, President and
                                      Chief Executive Officer
      Robert E. Hult               52 Senior Vice President of Finance and
                                      Operations, Chief Financial Officer and
                                      Treasurer
      George D. Kontopidis, Ph.D.  45 Senior Vice President of Engineering
      Dorothy A. Terrell           54 Senior Vice President of Worldwide Sales
                                      and Services and President of the
                                      Services Group
      R. Brough Turner             53 Senior Vice President of Technology
      Alex N. Braverman            40 Vice President and Corporate Controller
      Dianne L. Callan             54 Vice President and General Counsel
      Allen P. Carney              49 Vice President of Marketing
      Joel A. Hughes               35 Vice President of Business Development
      James E. Toale               46 Vice President of Human Resources
      Charles J. Walker            54 Vice President and General Manager,
                                      PolicyPoint Division
      Zenas W. Hutcheson, III      46 Director
      W. Frank King, Ph.D.         60 Director
      Pamela D. A. Reeve           50 Director
      Ronald W. White              59 Director

   Each member of our board of directors is elected at the annual meeting of stockholders and holds office for three years and until his or her successor is elected and qualified.

   Mr. Schechter has served as a member of the Board, President and Chief Executive Officer of Natural MicroSystems since April 1995 and as Chairman of the Board since March 1996. From 1987 to 1994, Mr. Schechter held various senior executive positions with Lotus Development Corporation and from 1980 to 1987 he was a partner of Coopers and Lybrand LLP. Mr. Schechter is also a director of Infinium Software, Inc., a developer of enterprise-level business software applications.

   Mr. Hult joined Natural MicroSystems as Vice President of Finance, Chief Financial Officer and Treasurer in October 1998 and became Senior Vice President of Finance and Operations in April 1999. From 1996 to 1998 he held numerous senior executive positions at AltaVista Search Service (a division of Digital Equipment Corporation), departing as Chief Operating Officer, Chief Financial Officer and General Manager. He served Digital Equipment Corporation in a variety of financial executive positions from 1972 to 1995.

   Dr. Kontopidis has served as our Vice President of Engineering of the Company since January 1989 and became Senior Vice President of Engineering in April 1999. From 1984 until 1989, he was director of engineering of the Sea Data Division of Pacer Systems, Inc., a maker of oceanographic instruments.

   Ms. Terrell joined Natural MicroSystems as our Senior Vice President of Corporate Operations and President of the Services Group in February 1998, and became Senior Vice President of Worldwide Sales and Services and President of the Services Group in April 1999. From 1991 until 1997, she was President of Sun Express, Inc., the after-marketing and online services company of

Sun Microsystems, Inc. Ms. Terrell is also a director of Sears Roebuck and Company, General Mills, Inc. and Herman Miller, Inc., a maker of office furniture.

   Mr. Turner, a co-founder of Natural MicroSystems, has served as our Senior Vice President of Technology since 1994. He served as Vice President of Operations from 1983 to 1994.

   Mr. Braverman has served as our Vice President and Corporate Controller since February 1999. From 1994 to 1998, Mr. Braverman held senior financial executive positions at Concentra Corporation, a developer of sales and engineering software automation products, most recently as Vice President, Chief Financial Officer and Treasurer. From 1988 to 1994, Mr. Braverman was Controller of Artel Communications Corporation, a manufacturer of networking products.

   Ms. Callan has served as our Vice President and General Counsel since April 1997. She was Deputy General Counsel of Lotus Development Corporation from 1996 to 1996.

   Mr. Carney has served as our Vice President of Marketing since April 1996. From 1992 to 1996, Mr. Carney held various marketing positions including Vice President, Applications Marketing and Vice President of International Marketing at Lotus Development Corporation. From 1982 to 1992, Mr. Carney held various marketing positions including Vice President, European Operations with Atex, Inc., a turnkey supplier of pre-press automation systems.

   Mr. Hughes has served as Vice President of Business Development since September 1999. He joined Natural MicroSystems in 1997 as part of the acquisition of ViaDSP, Inc., which he founded in 1996 and of which he served as President. Mr. Hughes was a founder of DSP Software Engineering in 1989 and served as its Vice President of Consulting until 1996.

   Mr. Toale has served as our Vice President, Human Resources since August 1998. From 1984 to 1998 he held various positions in human resources for Digital Equipment Corporation, most recently Vice President, Human Resources for Digital's AltaVista division.

   Mr. Walker, Vice President and General Manager of the PolicyPoint Division, joined Natural MicroSystems in December 1999 as part of its acquisition of QWES.com, Inc., which he founded in April 1998 and of which he served as Chairman, President and Chief Executive Officer. Prior to founding QWES, he was Senior Vice President of Engineering at Ascom Timeplex. He joined Ascom Timeplex in 1990 as part of its acquisition of Doelz Networks, a pioneering company of asynchronous transfer mode technology, which he founded in 1977 and of which he was Vice President of Engineering. Mr. Walker is also a director of ASI Wireless Inc., a provider of support services for wireless service providers.

   Mr. Hutcheson has served as a director of Natural MicroSystems since 1989. He has been, since September 1998, a general partner of St. Paul Venture Capital, a venture capital firm. From 1982 to 1998, Mr. Hutcheson was president of Hutcheson & Co., Inc., a management consulting firm.

   Dr. King has served as a director of Natural MicroSystems since 1997. He has been, since November 1998, a private investor. From 1992 to 1998, he was Chief Executive Officer and a director of PSW Technologies, Inc. (formerly a division of Pencom, Inc.), a provider of software services. From 1988 to 1992, Dr. King was Senior Vice President of Development of Lotus Development Corporation, and for the previous 19 years he served in various positions with IBM Corporation, including his last position as Vice President of Development for the entry system division. He is also a director of Auspex Systems, Inc., a provider of network-attached storage devices; eOn Communications Corporation, formerly known as Cortelco Systems, Inc., a provider of telecommunications applications; Excalibur Technologies Corporation, a developer of document management software; PSW Technologies, Inc.; Best Software, Inc., a supplier of corporate resource management software solutions; and Perficient, Inc., a provider of virtual professional services organizations to Internet software companies.

   Ms. Reeve has served as a director of Natural MicroSystems since 1997. She has served, since September 1993, as Chief Executive Officer and a director and, from 1989 to September 1993, as President, Chief Operating Officer and a director of Lightbridge, Inc., a provider of products and services which enable wireless telecommunications carriers to improve customer acquisition and retention processes. From 1978 to 1989, she was with The Boston Consulting Group, a management consulting firm. Ms. Reeve is a director of WebLink Wireless, Inc., formerly known as PageMart Wireless, Inc., a provider of wireless messaging services.

   Mr. White has served as a director of Natural MicroSystems since 1988. Since October 1997, he has been a partner of GSM Capital, a venture capital fund focused on wireless technology. Since 1983, Mr. White has been a partner of Advanced Technology Development Fund, a venture capital firm. Mr. White is also a director of Preferred Networks, Inc., a provider of paging services.

                                STOCK OWNERSHIP

   The following table shows information known to us about the beneficial ownership of our common stock as of December 31, 1999, by our executive officers, directors and all directors and executive officers as a group. As of December 31, 1999, there were 12,759,807 shares of common stock outstanding.

   The following table assumes that the underwriters do not exercise their option to purchase additional shares in the offering. Beneficial ownership is determined by the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after December 31, 1999 are considered outstanding, while these shares are not considered outstanding for purposes of computing percentage ownership of any other person. Unless otherwise indicated in the footnotes below, the persons and entities named in the table have sole voting and investment power as to all shares beneficially owned, subject to community property laws where applicable.

                                Shares Beneficially        Percentage
                               Owned Before Offering   Beneficially Owned
                             ------------------------- ----------------------
                             Common                     Before        After
  Name of Beneficial Owner    Stock  Options   Total   Offering     Offering
---------------------------- ------- ------- --------- ---------    ---------
Robert P. Schechter.........  90,291 413,250   503,541         3.9%        3.2%
Robert E. Hult..............     800  31,875    32,675           *           *
George D. Kontopidis,
 Ph.D.......................  33,414  60,000    93,414           *           *
Dorothy A. Terrell..........   1,200  80,781    81,981           *           *
R. Brough Turner............ 151,738  43,438   195,176         1.5%        1.2%
Alex N. Braverman...........     400   5,750     6,150           *           *
Dianne L. Callan............   1,528  17,500    19,028           *           *
Allen P. Carney.............   7,900  63,125    71,025           *           *
Joel A. Hughes..............  52,143   8,512    60,655           *           *
James E. Toale..............     800  17,500    18,300           *           *
Charles J. Walker........... 205,825     --    205,825         1.6%        1.3%
Zenas W. Hutcheson, III.....  55,312  17,000    72,312           *           *
W. Frank King, Ph.D.........   2,000  14,900    16,900           *           *
Pamela D. A. Reeve..........     --   14,900    14,900           *           *
Ronald W. White.............   6,208  14,205    20,413           *           *
All directors and executive
 officers as a group
 (15 persons)............... 609,559 802,736 1,412,295        11.0%        9.0%

--------
*Represents beneficial ownership of less than one percent of the outstanding common stock.

                                  UNDERWRITING

   Subject to the terms and conditions of the underwriting agreement, the underwriters named below, for whom Deutsche Bank Securities Inc., Dain Rauscher Incorporated, U.S. Bancorp Piper Jaffray Inc. and FAC/Equities, a division of First Albany Corporation, are acting as representatives, have severally but not jointly agreed to purchase from us the following respective number of shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

                                                                       Number Of
      Underwriters                                                      Shares
      ------------                                                     ---------
      Deutsche Bank Securities Inc....................................
      Dain Rauscher Incorporated......................................
      U.S. Bancorp Piper Jaffray Inc..................................
      FAC/Equities, a division of First Albany Corporation............
                                                                       ---------
      Total........................................................... 3,000,000
                                                                       =========

   The underwriting agreement provides that the obligations of the underwriters are subject to approval of certain conditions precedent and that the underwriters will be obligated to purchase all of the shares of the common stock offered hereby, other than those shares covered by the over-allotment option described below, if any are purchased. The underwriting agreement provides that, in the event of a default by an underwriter, in certain circumstances the purchase commitments of nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

   We have been advised by the representatives that the underwriters propose to offer the shares of common stock to the public initially at the public offering price set forth on the cover page of this prospectus and, through the representatives, to selling group members at such price less a concession of $
     per share. The underwriters and such selling group members may allow a
discount of $      per share on sales to certain other broker-dealers. After
the offering, the public offering price and concession and discount to dealers may be changed by the representatives.

   We have granted to the underwriters an option expiring on the thirtieth day after the date of this prospectus to purchase up to 450,000 additional shares of common stock at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus. Such option may be exercised only to cover overallotments in the sale of shares of common stock. To the extent such option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to 3,000,000.

   We have agreed to indemnify the underwriters against liabilities, including civil liabilities under the Securities Act, or to contribute to payments which the underwriters may be required to make in respect thereof.

   Our directors and some of our officers have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any portion of, any common stock for a period of 90 days after the effective date of the registration statement of which this prospectus is a part, without the prior written consent of Deutsche Bank Securities Inc. This consent may be given at any time without public notice. We have entered into a similar agreement with Deutsche Bank Securities Inc., except that we may issue shares of our common stock upon the exercise of outstanding options and warrants and may issue additional options and shares of our common stock pursuant to our existing stock option and stock purchase plans.

   The representatives, on behalf of the underwriters, may engage in overallotment, stabilizing transactions, syndicate-covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934. Overallotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate-covering transactions involve purchases of shares of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when shares of the common stock originally sold by such syndicate member are purchased in a syndicate-covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate-covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

   From time to time, including in connection with the QWES acquisition, Deutsche Bank Securities, Inc. has provided financial advisory services to us, for which we have paid customary financial advisory fees.

                                 LEGAL MATTERS

   The validity of the shares of common stock we are offering will be passed on for us by Choate, Hall & Stewart, Boston, Massachusetts. Certain legal matters in connection with this offering will be passed upon for the underwriters by Ropes & Gray, Boston, Massachusetts.

                                    EXPERTS

   The consolidated financial statements of Natural MicroSystems as of December 31, 1998 and 1999, and for each of the three years in the period ended December 31, 1999, included in this prospectus and in the registration statement, have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the Securities and Exchange Commission a Registration Statement on Form S-3 under the Securities Act with respect to the common stock we propose to sell in this offering. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information about us and the common stock we propose to sell in this offering, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. The registration statement, including exhibits, may be inspected without charge at the principal office of the Commission in Washington, D.C. and copies of all or any part of it may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549, and at the Commission's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained at prescribed rates by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the Commission at 1-800-SEC-0330. In addition, the Commission maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, such as our company, that make electronic filings with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The Securities and Exchange Commission allows us to incorporate into this prospectus information we file with the Commission in other documents. The information incorporated by reference is considered to be part of this prospectus and information we later file with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the Commission under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 until all of the shares of common stock that are part of this offering have been sold. The documents that we incorporate by reference are:

  .  Our Annual Report on Form 10-K for the year ended December 31, 1999;

  .  Our Current Report on Form 8-K filed January 13, 2000;

  . The description of our common stock contained in our Registration Statement on Form 8-A effective February 17, 1994; and

  . The description of our preferred share purchase rights contained in our Registration Statement on Form 8-A filed January 19, 1999, as amended by a filing on June 15, 1999.

   You may request a copy of these filings at no cost by writing or telephoning Natural MicroSystems Corporation, 100 Crossing Boulevard, Framingham, Massachusetts 01702, Attention: Investor Relations, Telephone: (508) 620-9300.

                        NATURAL MICROSYSTEMS CORPORATION

                         INDEX TO FINANCIAL STATEMENTS

                                                                          Page
                                                                          ----
Report of Independent Accountants........................................ F-2

Consolidated Balance Sheets at December 31, 1998 and 1999................ F-3

Consolidated Statements of Operations for the years ended December 31,
 1997, 1998 and 1999..................................................... F-4

Consolidated Statements of Stockholders' Equity for the years ended
 December 31, 1997, 1998 and 1999........................................ F-5

Consolidated Statements of Cash Flows for the years ended December 31,
 1997, 1998 and 1999..................................................... F-6

Notes to Consolidated Financial Statements............................... F-7

                       REPORTS OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Natural MicroSystems Corporation:

   In our opinion, the accompanying consolidated balance sheets and related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Natural MicroSystems Corporation and its subsidiaries (the "Company") at December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements give retroactive effect to the merger of QWES.com, Inc. in a transaction accounted for as a pooling of interests, as described in Note 3 to the consolidated financial statements. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Boston, Massachusetts
January 24, 2000

                        NATURAL MICROSYSTEMS CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                               December 31,
                                                              ----------------
                                                               1998     1999
                                                              -------  -------
                                                               (In thousands
                                                               except share
                                                                    and
                                                              per share data)
                           ASSETS
Current assets:
  Cash and cash equivalents.................................. $12,172  $16,617
  Marketable securities......................................   5,898    6,837
  Accounts receivable, net of allowance of doubtful accounts
   of $779 and $1,408, respectively..........................  17,224   11,604
  Inventories................................................   9,773    5,393
  Prepaid expenses and other assets..........................   3,811    3,030
  Income tax receivable......................................      12    2,014
  Deferred tax asset, net....................................   2,791      --
                                                              -------  -------
    Total current assets.....................................  51,681   45,495
                                                              -------  -------
Property and equipment, net..................................  14,130   14,871
License agreements, net......................................     571      267
Other assets.................................................   6,621    6,616
Goodwill, net................................................   3,925    3,460
Deferred tax asset, net......................................   2,022      --
                                                              -------  -------
    Total assets............................................. $78,950  $70,709
                                                              =======  =======
            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable...........................................   5,723    7,211
  Accrued expenses and other liabilities.....................   7,674    9,772
  Current portion of long term debt..........................      80    2,907
                                                              -------  -------
    Total current liabilities................................  13,477   19,890
Long-term debt less current portion..........................     260      306
Commitments and contingencies (see note 15)
Stockholders' equity:
  Preferred stock, $.01 par value; 3,686,086 and 3,000,000
   shares authorized at December 31, 1998 and 1999,
   respectively, 37,506 and 0 shares issued and outstanding
   in 1998 and 1999, respectively............................     --       --
  Common stock, $.01 par value; 47,469,908 and 45,000,000
   shares authorized at December 31, 1998 and 1999,
   respectively, 11,951,541 and 12,766,261 shares issued at
   December 31, 1998 and 1999, respectively, and 11,951,541
   and 12,759,807 shares outstanding at December 31, 1998 and
   1999, respectively........................................     120      128
  Additional paid-in capital.................................  68,642   72,923
  Accumulated deficit........................................  (3,292) (21,980)
  Accumulated other comprehensive loss.......................     (48)    (391)
  Deferred compensation......................................    (110)     --
  Notes receivable from common stockholders..................     (99)     (99)
  Treasury stock, at cost, 6,454 shares in 1999..............     --       (68)
                                                              -------  -------
  Total stockholders' equity.................................  65,213   50,513
                                                              -------  -------
    Total liabilities and stockholders' equity............... $78,950  $70,709
                                                              =======  =======

   The accompanying notes are an integral part of the consolidated financial statements.

                        NATURAL MICROSYSTEMS CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                     Year Ended December 31,
                                                     --------------------------
                                                      1997     1998      1999
                                                     -------  -------  --------
                                                          (In thousands
                                                      except per share data)
Revenues............................................ $75,363  $76,529  $ 79,476
Cost of revenues....................................  25,298   28,118    31,520
                                                     -------  -------  --------
Gross profit........................................  50,065   48,411    47,956
Operating expenses:
  Selling, general and administrative...............  22,294   33,979    39,976
  Research and development..........................  14,851   21,464    24,705
  Purchased in-process research and development.....   5,601      --        --
  Restructuring and other special charges...........     --     3,025       (91)
                                                     -------  -------  --------
    Total operating expenses........................  42,746   58,468    64,590
                                                     -------  -------  --------
Operating income (loss).............................   7,319  (10,057)  (16,634)
  Interest income...................................   1,434    1,389       849
  Interest expense..................................     (34)    (119)     (239)
  Other.............................................    (202)    (206)     (429)
  Merger-related expenses...........................     --       --     (1,235)
                                                     -------  -------  --------
    Other income (expense), net.....................   1,198    1,064    (1,054)
                                                     -------  -------  --------
Income (loss) before income taxes...................   8,517   (8,993)  (17,688)
    Income tax expense (benefit)....................   4,758   (2,868)    1,000
                                                     -------  -------  --------
Net income (loss)................................... $ 3,759  $(6,125) $(18,688)
                                                     =======  =======  ========
Basic:
  Net income (loss) per common share................ $  0.36  $ (0.56) $  (1.63)
                                                     =======  =======  ========
  Weighted average shares outstanding...............  10,481   10,923    11,482
                                                     =======  =======  ========
Diluted:
  Net income (loss) per common share................ $  0.34  $ (0.56) $  (1.63)
                                                     =======  =======  ========
  Weighted average shares outstanding...............  11,179   10,923    11,482
                                                     =======  =======  ========

   The accompanying notes are an integral part of the consolidated financial statements.

                       NATURAL MICROSYSTEMS CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                        Accumulated
                     Preferred                                             Other                     Notes               Total
                       Stock     Common Stock   Additional             Comprehensive               Receivable            Stock-
                   ------------- --------------  Paid-In   Accumulated    Income       Deferred   from Common  Treasury holders'
(in thousands)     Shares Amount Shares  Amount  Capital     Deficit      (Loss)     Compensation Stockholders  Stock    Equity
-----------------  ------ ------ ------  ------ ---------- ----------- ------------- ------------ ------------ -------- --------
Balance,
 December 31,
 1996............   --     --     9,936   $ 99   $53,623    $   (926)      $  86          --           --          --   $52,882
                    ---    ---   ------   ----   -------    --------       -----        -----         ----      ------  -------
 Exercise of
  common stock
  options........                   625      6     2,985                                                                  2,991
 Issuance of
  common stock
  under employee
  purchase plan..                    67      1     1,194                                                                  1,195
 Issuance of
  common stock
  related to
  acquisition....                   160      2     7,401                                                                  7,403
 Foreign currency
  translation
  adjustment.....                                                            (88)                                           (88)
 Net income
  (loss).........                                              3,759                                                      3,759
                    ---    ---   ------   ----   -------    --------       -----        -----         ----      ------  -------
Balance,
 December 31,
 1997............   --     --    10,788   $108   $65,203    $  2,833       $  (2)         --           --          --   $68,142
                    ---    ---   ------   ----   -------    --------       -----        -----         ----      ------  -------
 Exercise of
  common stock
  options........                   164      2     1,461                                                                  1,463
 Issuance of
  common stock
  under employee
  purchase plan..                    66      1       920                                                                    921
 Issuance of
  common stock...                   934      9       869                                              (102)                 776
 Reduction of
  notes
  receivable
  related to
  expenses of the
  Company paid by
  certain
  stockholders...                                                                                        3                    3
 Issuance of
  preferred
  stock..........    38                               35                                                                     35
 Deferred
  compensation...                                    154                                 (154)
 Amortization of
  deferred
  compensation...                                                                          44                                44
 Foreign currency
  translation
  adjustment.....                                                            (46)                                           (46)
 Net income
  (loss).........                                             (6,125)                                                    (6,125)
                    ---    ---   ------   ----   -------    --------       -----        -----         ----      ------  -------
Balance,
 December 31,
 1998............    38    --    11,952   $120   $68,642    $ (3,292)      $ (48)       $(110)        $(99)        --   $65,213
                    ---    ---   ------   ----   -------    --------       -----        -----         ----      ------  -------
 Tax benefit from
  stock option
  exercises......                                  2,165                                                                  2,165
 Exercise of
  common stock
  options and
  warrants.......                   370      3     2,289                                                                  2,292
 Conversion of
  preferred into
  common.........   (38)            396      4       144                                                                    148
 Amortization of
  deferred
  compensation...                                                                         110                               110
 Issuance of
  common stock
  under employee
  purchase plan..                    54      1       235                                                                    236
 Stock
  repurchase.....                  (100)                                                                        (1,058)  (1,058)
 Treasury Stock
  used in ESPP
  Plan...........                    94             (552)                                                          990      438
 Foreign currency
  translation
  adjustment.....                                                           (436)                                          (436)
 Change in market
  value of
  securities
  available for
  sale...........                                                             93                                             93
 Net income
  (loss).........                                            (18,688)                                                   (18,688)
                    ---    ---   ------   ----   -------    --------       -----        -----         ----      ------  -------
Balance, December
 31, 1999........   --     --    12,766   $128   $72,923    $(21,980)      $(391)         --          $(99)     $  (68) $50,513
                    ---    ---   ------   ----   -------    --------       -----        -----         ----      ------  -------
                   Compre-
                   hensive
                    Income
(in thousands)      (Loss)
------------------ ---------
Balance,
 December 31,
 1996............  $  1,536
                   ---------
 Exercise of
  common stock
  options........
 Issuance of
  common stock
  under employee
  purchase plan..
 Issuance of
  common stock
  related to
  acquisition....
 Foreign currency
  translation
  adjustment.....       (88)
 Net income
  (loss).........     3,759
                   ---------
Balance,
 December 31,
 1997............  $  3,671
                   ---------
 Exercise of
  common stock
  options........
 Issuance of
  common stock
  under employee
  purchase plan..
 Issuance of
  common stock...
 Reduction of
  notes
  receivable
  related to
  expenses of the
  Company paid by
  certain
  stockholders...
 Issuance of
  preferred
  stock..........
 Deferred
  compensation...
 Amortization of
  deferred
  compensation...
 Foreign currency
  translation
  adjustment.....       (46)
 Net income
  (loss).........    (6,125)
                   ---------
Balance,
 December 31,
 1998............  $ (6,171)
                   ---------
 Tax benefit from
  stock option
  exercises......
 Exercise of
  common stock
  options and
  warrants.......
 Conversion of
  preferred into
  common.........
 Amortization of
  deferred
  compensation...
 Issuance of
  common stock
  under employee
  purchase plan..
 Stock
  repurchase.....
 Treasury Stock
  used in ESPP
  Plan...........
 Foreign currency
  translation
  adjustment.....      (436)
 Change in market
  value of
  securities
  available for
  sale...........        93
 Net income
  (loss).........   (18,688)
                   ---------
Balance, December
 31, 1999........  $(19,031)
                   ---------

                        NATURAL MICROSYSTEMS CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                   Years Ended December 31,
                                                   ---------------------------
                                                     1997     1998      1999
                                                   --------  -------  --------
                                                        (In thousands)
Cash flow from operating activities:
 Net income (loss)...............................  $  3,759  $(6,125) $(18,688)
 Adjustments to reconcile net income (loss) to
  cash provided by (used in) operating
  activities:
   Depreciation and amortization.................     2,995    5,635     6,581
   Gain (loss) on sales of marketable
    securities...................................      (331)     (22)       43
   Loss on sale of fixed assets..................       --        (4)      --
   Amortization of deferred stock compensation
    expense......................................       --        44       110
   Amortization of original issue discount.......       --       --        120
   Purchased in-process research and
    development..................................     5,601      --        --
   Deferred income taxes.........................        (1)     --      4,820
   Tax benefit from stock option exercises.......       --       --      2,165
   Changes in operating assets and liabilities:
     Accounts receivable.........................    (6,572)   2,535     5,132
     Inventories.................................    (3,321)  (1,053)    4,195
     Prepaid expenses and other assets...........    (1,510)  (2,216)      529
     Income tax receivable.......................       --       139    (2,002)
     Accounts payable............................      (305)     298     1,619
     Accrued expenses and other liabilities......     2,842   (3,328)    2,975
                                                   --------  -------  --------
      Cash provided by (used in) operating
       activities................................     3,157   (4,097)    7,599
                                                   --------  -------  --------
Cash flow from investing activities:
 Additions to property and equipment.............    (7,207)  (8,618)   (6,194)
 Additions to license agreements.................      (267)    (255)     (103)
 Additions to goodwill for contingent payments...       --    (1,923)     (515)
 Purchases of marketable securities..............   (32,983)  (6,470)  (17,326)
 Proceeds for the sale of marketable securities..    32,690   27,578    16,393
 Purchase of convertible debenture...............       --    (3,000)      --
 Proceeds from the sale of property and
  equipment......................................       --       100        61
 Additions to other long term assets.............       (80)    (250)      (56)
                                                   --------  -------  --------
      Cash provided by (used in) investing
       activities................................    (7,847)   7,162    (7,740)
                                                   --------  -------  --------
Cash flow from financing activities:
 Payments on capital lease obligations...........       --        (4)       (7)
 Repayment on stockholders note receivable.......       --         3       --
 Payments on government advances.................       (49)    (125)      (98)
 Proceeds from the issuance of preferred stock,
  net............................................       --       812       --
 Proceeds from the issuance of notes payable.....       --       100     2,256
 Proceeds from issuance of common stock..........     4,187    2,381     2,125
 Repurchase of common stock......................       --       --     (1,058)
 Issuance of repurchased treasury common stock...       --       --        990
 Grant of non-statutory stock options............       --         3       --
                                                   --------  -------  --------
      Cash provided by financing activities......     4,138    3,170     4,208
                                                   --------  -------  --------
Effect of exchange rate changes on cash..........       292     (381)      378
                                                   --------  -------  --------
Net increase (decrease) in cash and cash
 equivalents.....................................      (260)   5,854     4,445
                                                   --------  -------  --------
Cash and cash equivalents, beginning of year.....     6,578    6,318    12,172
                                                   --------  -------  --------
Cash and cash equivalents, end of year...........  $  6,318  $12,172  $ 16,617
                                                   ========  =======  ========
Supplemental cash flow information:
 Interest paid...................................  $    128  $   134  $    239
 Taxes paid......................................     3,748    1,551       197
Noncash transactions:
 Issuance of common stock for ViaDSP
  acquisition....................................     6,903      --        --
 Accrued acquisition expenses for ViaDSP
  acquisition....................................       236      --        --
 Acquisition of assets under capital lease.......       --        13       --
 Issuance of common stock in exchange for notes
  receivable.....................................       --       102       --
 Issuance of warrants............................       --       --        147
Assets and liabilities recognized upon
 acquisition of ViaDSP
 Inventories.....................................        22      --        --
 Other current assets............................        35      --        --
 Property and equipment..........................       105      --        --
 Purchased in-process research and development...     5,601      --        --
 Intangibles.....................................     2,417      --        --
 Accounts payable................................       585      --        --
 Accrued expenses and other liabilities..........       680      --        --

   The accompanying notes are an integral part of the consolidated financial statements.

                       NATURAL MICROSYSTEMS CORPORATION

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1--Summary of Significant Accounting Policies

 Business Description

   Natural MicroSystems Corporation (the "Company") provides enabling technologies to the world's leading suppliers of networking and communications equipment. Our customers incorporate our software and hardware products and technologies into their solutions in order to enable service providers and enterprises to rapidly and cost-effectively deploy data, voice and fax applications and enhanced services in converged networks.

 Principles of Consolidation

   The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Intercompany balances and transactions have been eliminated.

 Reclassifications

   Certain prior year amounts have been reclassified to conform to the current year's presentation.

 Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

 Foreign Currency Translation

   Assets and liabilities of the Company's Hong Kong and Latin American subsidiaries, which are denominated in currencies other than the U.S. dollar, are remeasured into U.S. dollars at rates of exchange in effect at the end of the fiscal year, except nonmonetary assets and liabilities which are measured using historical exchange rates. Realized and unrealized gains and losses resulting from currency remeasurement are included in operating expenses. Such gains and losses were not material for any period presented. The Company's other foreign subsidiaries' operations are measured in their local currency. Adjustments resulting from translating these subsidiaries' financial statements to the U.S. dollar are recorded in accumulated other comprehensive loss in total stockholders' equity. Gains and losses resulting from foreign currency transactions are included in other income (expense), net, and were immaterial for all years presented.

 Revenue Recognition

   Revenue from product sales is recorded upon completion of delivery provided that collection is deemed probable. Service revenues are recognized ratably over applicable contract periods or as the services are performed.

 Cash Equivalents

   Cash equivalents include short-term investments with remaining maturities of three months or less at date of purchase.

 Marketable Securities

   Marketable securities are classified as "available for sale" and are carried at fair market value.

                        NATURAL MICROSYSTEMS CORPORATION

 Inventories

   Inventories are valued at the lower of cost (first-in, first-out method) or market.

 Property and Equipment

   Property and equipment are recorded at cost. Depreciation is based on the following estimated useful lives of the assets using the straight-line method:

      Machinery and equipment...... 3 years
      Computer equipment........... 3-5 years
      Furniture and fixtures....... 5 years
      Telecommunications computer
       equipment................... 5 years
      Leasehold improvements....... Shorter of the lease term or economic life

   Expenditures for additions, renewals and betterments of property and equipment are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. As assets are retired or sold, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations.

 Goodwill

   Goodwill is amortized on a straight-line basis over its estimated useful life. Accumulated amortization was $1.2 million and $2.2 million as of December 31, 1998 and 1999, respectively.

 Impairment of Long-Lived Assets

   The Company reviews long-lived assets, including goodwill, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. Each impairment test is based on a comparision of the undiscounted cash flows to the recorded value of the asset. If an impairment is indicated, the asset is written down to its estimated fair value on a discounted cash flow basis.

 License Agreements

   License agreements are stated at cost. Amortization of licenses is computed on the shorter of a per unit sold basis or over the estimated useful lives of these licenses.

 Research and Development

   All research and development costs are expensed as incurred.

 Capitalized Software Development Costs

   The Company capitalizes software development costs incurred after a product's technological feasibility has been established and before it is available for general release to customers. Amortization of capitalized software costs and acquired completed technology is computed on an individual product basis and is the greater of a) the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues of that product or b) the straight-line method over the estimated economic life of the product. Costs qualifying for capitalization have been immaterial for all periods presented and accordingly have not been capitalized.

                        NATURAL MICROSYSTEMS CORPORATION

 Financial Instruments

   Financial instruments, primarily cash and cash equivalents, marketable securities, accounts receivable, and long term debt, are carried at amounts which approximate their fair value.

 Income Taxes

   Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases. Deferred tax assets and liabilities are measured using enacted statutory tax rates in effect in the year in which the differences are expected to reverse. A deferred tax asset is established for the expected future benefit of net operating loss and credit carry-forwards. A valuation reserve against net deferred tax assets is required, if, based upon available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

 Basic and Diluted Net Income (Loss) Per Common Share

   Basic net income (loss) per common share is computed by dividing net income
(loss) by the weighted-average number of common shares outstanding during the period. Diluted net income (loss) per common share is computed by dividing the net income (loss) by the sum of the weighted-average number of common shares outstanding plus all additional common shares that would have been outstanding if potentially dilutive common stock equivalents had been issued.

2--Dependence on Outside Suppliers and Contract Assembly Manufacturers

   The Company relies on various suppliers of components for its products. Many of these components are standard and generally available from multiple sources. However, certain integrated circuits and other devices which are components of one or more of the Company's products are purchased from single source suppliers of the Company. Although the Company believes it could develop other sources for each of these custom devices, the process could take several months, and the inability or refusal of any of the Company's suppliers to continue to supply devices could have a material adverse effect on the Company pending the development of an alternative source. The Company also currently relies on a single contract manufacturer to assemble certain printed circuit boards for each of its North American and European operations. Although a number of such contract manufacturers exist, the interruption or termination of the Company's current manufacturing relationships could have a short-term adverse effect on the Company's business.

3--Mergers and Acquisitions

   In June 1996, the Company acquired the outstanding shares of Teknique, Inc. and an affiliate. The final purchase price totaled $8.3 million, including contingent payments discussed below and transaction costs of $284,000. The transaction was accounted for as a purchase and accordingly, the purchase price was allocated to assets purchased and liabilities assumed based on their fair values at the date of acquisition. During the years ended December 31, 1997 and 1998, $1.9 million and $625,000 of contingent consideration was earned and added to goodwill, which is being amortized on a straight-line basis over the remaining life of the goodwill of seven years. There are no possible further contingent payments.

   In October 1997 the Company acquired ViaDSP, Inc. for aggregate consideration of 144,562 shares of the Company's common stock. ViaDSP was formed in 1996 as a spin-off of DSP Software Engineering on January 26, 1996. ViaDSP was created to define, develop and deliver standard products for the telecommunications markets using advanced digital signal processing technology. The value of the transaction was $7.1 million, including approximately $236,000 of expenses related to the acquisition. The transaction was accounted for as a purchase.

                        NATURAL MICROSYSTEMS CORPORATION

   At the time of acquisition, the purchase price was allocated to the tangible and intangible assets of ViaDSP based on the fair market value of those assets using a risk-adjusted discounted cash flow approach. Specifically, the purchased technology, consisting of completed technology and two separate development projects, was evaluated through interviews. The development projects were further subjected to analysis of data concerning the state of the technology and needed developments. This evaluation of underlying technology acquired considered the inherent difficulties and uncertainties in completing the two development projects, and thereby achieving technological feasibility, and the risks related to the viability of and potential changes in future target markets. At the time of the acquisition, the fair value of $5.6 million of the acquired technology that had not reached technological feasibility was expensed as purchased in-process research and development. The underlying technology had no alternative future use to the Company in other research and development projects or otherwise. The completed technology was valued at $1.5 million based upon a risk adjusted discounted cash flows basis and is being amortized to cost of revenues over a five year life. The goodwill life used is seven years.

   Total ViaDSP purchase price was allocated as follows:

                                                                          in
                                                                       thousands
                                                                       ---------
Working Capital.......................................................  $ (984)
Property and equipment................................................     105
Completed Technology..................................................   1,468
In-process research and development...................................   5,601
Goodwill..............................................................     949
                                                                        ------
                                                                        $7,139
                                                                        ======

   The unaudited proforma results listed below reflect purchase price accounting adjustments assuming the ViaDSP acquisition occurred at the beginning of each year presented:

                                                                     Year Ended
                                                                    December 31,
                                                                        1997
                                                                    (unaudited)
               (in thousands, except per share data)                ------------
Revenue............................................................   $76,529
Income before Income Taxes.........................................     8,521
Net Income.........................................................     3,762
Net Income per common share--diluted...............................   $  0.34

   In December 1999, the Company acquired QWES.com, Inc. ("QWES") in a transaction accounted for as a pooling of interests. QWES is a business in the differentiated IP service provisioning and application traffic shaping market. In connection with the acquisition, the Company exchanged or reserved 1,500,000 shares of its common stock for the outstanding shares, options and warrants of QWES, at an exchange ratio of 0.1372 shares for each QWES common equivalent. Upon effectiveness of the merger, the Company issued an aggregate of 1,449,785 shares of common stock in exchange for the outstanding shares of capital stock of QWES, and it reserved 30,314 shares and 19,901 shares, respectively, for issuance upon exercise of the options and warrants that it assumed from QWES. The consolidated financial statements of the Company for 1998 have been restated to include the financial position, results of operations and cash flows of QWES, since QWES was incorporated in April 1998. The Company incurred a charge of $1.2 million in the fourth quarter of 1999 consisting of investment banking, accounting and legal fees connected with closing the QWES acquisition.

                        NATURAL MICROSYSTEMS CORPORATION

   Net revenue for the combined companies in 1998 was $76.5 million which was totally related to Natural MicroSystems, as QWES had no revenues in 1998. Operating income (loss) for the combined companies in 1998 was ($10.1 million) of which ($9.3 million) related to Natural MicroSystems and ($0.8 million) related to QWES. Net income (loss) for the combined companies in 1998 was ($6.1 million) of which ($5.3 million) related to Natural MicroSystems and ($0.8 million) related to QWES.

   Net revenue for the combined companies in 1999 was $79.5 million which was totally related to Natural MicroSystems, as QWES had no revenues in 1999. Operating income (loss) for the combined companies in 1999 was ($16.6 million) of which ($14.2 million) related to Natural MicroSystems and ($2.4 million) related to QWES. Net income (loss) for the combined companies in 1999 was ($18.7 million) of which ($15.9 million) related to Natural MicroSystems and ($2.8 million) related to QWES.

   QWES will continue to operate as a separate operation maintaining its West Coast location and expects to market its family of products through a dedicated sales force.

4--Restructuring and Other Special Charges

   In the fourth quarter of 1998, in response to changes in the Company's business environment, several actions were taken to create efficiency, to decrease cash outflows and to manage the business more effectively, that resulted in restructuring and other special charges. To eliminate payroll and other related expenditures, the Company reduced headcount by three senior international managers. The accrued cost to implement this reduction was approximately $951,000 (of which approximately $65,000 was paid in 1998). The Company also committed to reduce future lease commitments for a new corporate office and engineering space of which neither will be occupied. The accrued cost to reduce or terminate these lease commitments was approximately $2.1 million.

   The Company was able to buy out the lease commitment at one location and sublease the other location at an aggregate cost of approximately $958,000, resulting in a savings of approximately $1.1 million from the original estimate. There is no remaining balance for the lease accruals at December 31, 1999.

   In 1999, the Company completed the management reorganization and terminated two additional senior managers. The severance costs were approximately $441,000. In addition, in the fourth quarter of 1999, the Company incurred a special charge of approximately $557,000 for payroll-related taxes on an option exercise by one of the terminated managers. At December 31, 1999 the aggregate severance accruals have a remaining accrued balance of approximately $450,000 which will be fully paid in 2000.

5--Business and Credit Concentration

   No customer accounted for 10% or more of the Company's revenues for the years ended December 31, 1997, 1998 and 1999, respectively. The Company did have two customers that each had ending accounts receivable balances that were greater than 10% of the Company's balance at December 31, 1999. The Company does not require collateral on accounts receivable or letters of credit on many foreign export sales. The Company periodically evaluates its customers' creditworthiness before extending credit.

                        NATURAL MICROSYSTEMS CORPORATION

6--Marketable Securities

   Marketable securities categorized as "available for sale" are carried at their fair value of $27.0 million, $5.9 million and $6.8 million at December 31, 1997, 1998 and 1999, respectively. The unrealized gain (loss) at December 31, 1999 is included as a component of accumulated other comprehensive loss within total stockholders' equity. The unrealized gain (loss) was immaterial for 1997 and 1998. Proceeds and gross realized gains (losses) from sale of securities for the years ended December 31, 1997, 1998 and 1999, were, $32.7 million, $27.6 million and $16.4 million and $331,000, $185,000 and $0, respectively. At December 31, 1999, all marketable securities, which consist primarily of commercial paper, had a maturity date within one year.

7--Inventories

   Inventories consist of the following:

                                                                   December 31,
                             (in thousands)                        -------------
                                                                    1998   1999
                                                                   ------ ------
      Raw materials............................................... $  967 $  517
      Work in process.............................................  5,747  2,611
      Finished goods..............................................  3,059  2,265
                                                                   ------ ------
                                                                   $9,773 $5,393
                                                                   ====== ======

8--Property and Equipment

   Property and equipment consist of the following:

                                                                December 31,
                          (in thousands)                      -----------------
                                                                1998     1999
                                                              --------  -------
      Computer equipment..................................... $ 10,748  $14,015
      Computer software......................................    3,066    4,495
      Furniture and fixtures.................................    2,683    2,331
      Machinery and equipment................................      896    1,670
      Evaluation units.......................................       90      --
      Leasehold improvements.................................    5,045    4,744
                                                              --------  -------
                                                                22,528   27,255
                                                              --------  -------
      Less accumulated depreciation..........................   (8,398) (12,384)
                                                              --------  -------
                                                              $ 14,130  $14,871
                                                              ========  =======

Depreciation and amortization expense was $3.0 million, $5.6 million and $6.6 million for the years ended December 31, 1997, 1998 and 1999, respectively.

                        NATURAL MICROSYSTEMS CORPORATION

9--Income Taxes
   The components of income tax expense (benefit) consist of the following:

                                                   Year Ended December 31,
                    (in thousands)                ---------------------------
                                                   1997      1998      1999
                                                  -------  --------  --------
      Current income tax expense (benefit):
        Federal.................................. $ 4,161  $   (311) $ (3,927)
        State....................................     361        40        25
        Foreign..................................     237       158        89
                                                  -------  --------  --------
                                                    4,759      (113)   (3,813)
      Deferred income tax expense (benefit):
        Federal..................................     252    (2,184)    3,340
        State....................................      61      (636)      613
        Foreign..................................    (314)       65       860
                                                  -------  --------  --------
                                                       (1)   (2,755)    4,813
                                                  -------  --------  --------
                                                  $ 4,758  $ (2,868) $  1,000
                                                  =======  ========  ========
      Deferred tax assets (liabilities) consist
       of the following:
        Net operating loss carryforward.......... $ 1,646  $  2,040  $  7,211
        Inventories..............................     201       314       682
        Tax credit carryforwards.................     --        370     1,547
        Receivable allowances....................     250       302       637
        Accrued expenses.........................      55     1,168      (516)
        Other....................................      19     1,291     1,495
                                                  -------  --------  --------
                                                  $ 2,171  $  5,485  $ 11,056
                                                  -------  --------  --------
      Fixed assets...............................    (117)     (313)   (1,048)
                                                  -------  --------  --------
      Valuation allowance:.......................     --       (359)  (10,008)
                                                  -------  --------  --------
                                                  $ 2,054  $  4,813  $    --
                                                  =======  ========  ========

   For U.S. federal income tax purposes, the Company has net operating loss carryforwards of approximately $16.4 million. These carryforwards expire beginning in 2004 and $2.9 million of such carryforwards are subject to an annual limitation of approximately $772,000 under Internal Revenue Code Section
382. There may be further Section 382 limitations as a result of changes in ownership. The net operating loss amount of $7.2 million includes approximately $1.1 million which if realized through future income will be credited directly to stockholders' equity. The Company also has a foreign net operating loss carryforward of approximately $845,000. The Company has $1.5 million of tax credits which is composed of federal research and development credits and state and local credits. These credits expire beginning in 2004. At December 31, 1999, under applicable accounting standards, management believes that the realization of the net deferred tax asset is more unlikely than not and, accordingly, a full valuation was established in the fourth quarter of 1999. This resulted in a charge of $4.8 million in 1999 for the beginning of the year net deferred tax asset. The Company also reduced its tax reserves for probable loss exposures in the fourth quarter of 1999, which is included in the change in valuation allowance in the tax rate reconciliation schedule.

                        NATURAL MICROSYSTEMS CORPORATION

   The difference between the total expected income tax expense computed by applying the federal income tax rate of 34.0% to income before income taxes and the reported income tax expense is as follows:

                                                           Year Ended
                                                          December 31,
                                                        -------------------
                                                        1997  1998    1999
                                                        ----  -----   -----
      Computed expected tax expense at U.S. federal
       statutory rate.................................. 34.0% (34.0)% (34.0)%
      State income taxes, net of U.S. federal tax
       benefit.........................................  5.8   (5.3)   (4.9)
      Rate differential of foreign operations..........  1.1    --      1.9
      State tax credits................................  --     --     (3.4)
      U.S, federal research and development credits.... (2.0)   --     (3.2)
      Change in valuation allowance.................... (6.0)   3.1    43.3
      Exempt interest..................................  --    (1.8)    --
      Purchased in-process research and development.... 22.2    --      --
      Nondeductible intangibles........................  0.6    3.6     1.9
      Acquisition expenses.............................  --     --      2.2
      Other............................................  0.2    2.5     1.9
                                                        ----  -----   -----
      Effective tax rate............................... 55.9% (31.9)%   5.7%
                                                        ====  =====   =====

   The domestic and foreign components of earnings before income tax were:

                                                     Year Ended December 31,
                                                     --------------------------
                                                      1997     1998      1999
                      (in thousands)                 -------  -------  --------
      Domestic...................................... $ 9,157  $  (441) $(15,435)
      Foreign.......................................    (640)  (8,552)   (2,253)
                                                     -------  -------  --------
                                                     $ 8,517  $(8,993) $(17,688)
                                                     =======  =======  ========

10--Accrued Expenses and Other Liabilities

   Components of accrued expenses and other liabilities consist of the following:

                                                                  December 31,
                                                                  -------------
                                                                   1998   1999
                            (in thousands)                        ------ ------
      Accrued compensation and related expenses.................. $1,547 $6,314
      Income taxes payable.......................................    838    114
      Accrued restructuring and other special charges............  2,960    450
      Other liabilities..........................................  2,329  2,894
                                                                  ------ ------
                                                                  $7,674 $9,772
                                                                  ====== ======

                        NATURAL MICROSYSTEMS CORPORATION

11--Indebtedness

 Bank Lines of Credit

   The Company established a new $7.5 million bank line of credit for working capital purposes effective May 14, 1999. Borrowings under the line of credit bear interest at the bank's floating rate of prime plus one percent. The Company is subject to covenants requiring maintenance of certain profitability, equity and liquidity ratios. As of December 31, 1999, the Company is currently compliant with all covenants under the line, and there are no amounts currently outstanding. This agreement is subject to renewal on May 13, 2000.

   As part of the acquisition of QWES, the Company assumed its outstanding debt which consisted of promissory notes and notes payable. The total amount of debt outstanding at December 31, 1999 was $2.5 million from the QWES acquisition. The debt bears interest ranging from 8.0% to 10.0% per annum. At December 31, 1999, $2.2 million of the debt matures on various dates in 2000 and is included in the current portion of long-term debt, and the remaining amount of $275,000 is included in long-term debt less current portion and matures in 2002. The acquisition of QWES caused the Company to be in default of a covenant with one of the lenders, however, as a condition of the acquisition being consummated, the lender waived the default. In connection with the issuance of some of the notes, the Company issued warrants to purchase 84,835 shares of common stock of the Company at an exercise price of $.07 per share for 70,542 shares and $7.87 per share for the remaining 14,293 shares. The warrants are exercisable in whole or in part at any time from the date of the grant and expire four years from the date of grant. At December 31, 1999, warrants to purchase 19,901 shares were outstanding. The estimated fair value of the warrants aggregating approximately $147,000, has been reflected as original issue discount reducing the carrying value of the notes on the accompanying balance sheet and is being amortized to interest expense over the respective lives of the notes.

   The Company has a 2.0 million French franc ($309,000 at December 31, 1999) line of credit with a European bank. At December 31, 1999, there were no borrowings outstanding under this line. Borrowings under this line bear interest at rates ranging from 7.5% to 9.0%. Borrowings are collateralized by certain of the Company's assets.

   Included in debt is a government advance of $231,000 and $31,000 at December 31, 1998 and 1999, respectively. This represents an interest free loan from the French government repayable from the proceeds of export sales from France.

12--Profit Sharing Plans

   The Company has established a 401(k) cash or deferred profit sharing plan covering all eligible full-time employees of the Company. Contributions to the 401(k) plan are made by the participants to their individual accounts through payroll withholding. Additionally, the plan provides for the Company to make profit sharing contributions to the plan in amounts at the discretion of management. The employer contribution for the years ended December 31, 1997, 1998 and 1999 was $258,000, $416,000 and $452,000, respectively.

   The Company currently matches contributions each pay period at 50.0% of the employee's contributions up to 6.0% of the employee's compensation, not to exceed the federal limit of $10,000 per calendar year.

                        NATURAL MICROSYSTEMS CORPORATION

13--Basic and Diluted Net Income (Loss) Per Common Share

   The following is a reconciliation of basic and diluted net income (loss) per common share computations for net income, pursuant to SFAS 128:

                                               Year Ended December 31, 1999
                                              --------------------------------
                                                Income                   Per
                                                (loss)       Shares     Share
                                              (Numerator) (Denominator) Amount
                                              ----------  ------------  ------
                                              (In thousands except for share
                                                   and per share data)
     Basic net income (loss) per common
      share ................................   $(18,688)   11,482,342   $(1.63)
     Effect of dilutive securities (stock
      options)..............................        --            --       --
                                               --------    ----------   ------
     Diluted net income (loss) per common
      share.................................   $(18,688)   11,482,342   $(1.63)
                                               ========    ==========   ======

                                               Year Ended December 31, 1998
                                              --------------------------------
                                                Income                   Per
                                                (loss)       Shares     Share
                                              (Numerator) (Denominator) Amount
                                              ----------  ------------  ------
     Basic net income (loss) per common
      share ................................   $ (6,125)   10,923,261   $(0.56)
     Effect of dilutive securities (stock
      options)..............................        --            --       --
                                               --------    ----------   ------
     Diluted net income (loss) per common
      share.................................   $ (6,125)   10,923,261   $(0.56)
                                               ========    ==========   ======

                                               Year Ended December 31, 1997
                                              --------------------------------
                                                Income                   Per
                                                (loss)       Shares     Share
                                              (Numerator) (Denominator) Amount
                                              ----------  ------------  ------
     Basic net income (loss) per common
      share ................................   $  3,759    10,481,340   $ 0.36
     Effect of dilutive securities (stock
      options)..............................        --        697,887      --
                                               --------    ----------   ------
     Diluted net income (loss) per common
      share ................................   $  3,759    11,179,227   $ 0.34
                                               ========    ==========   ======

   The effect of dilutive options excludes those stock options for which the impact would have been anti-dilutive based on the exercise price of the options. The number of options that were anti-dilutive at December 31, 1997, 1998 and 1999 were 75,950, 3,349,701 and 2,748,488, respectively.

14--Stock Option and Stock Purchase Plans

 1989 Stock Option and Stock Purchase Plan

   In July 1989, the Company's Board of Directors adopted the 1989 Stock Option and Stock Purchase Plan (the "1989 Plan"), which permitted both incentive and non-statutory options exercisable for the purchase of shares of common stock to be granted to employees, directors and consultants of the Company. In October 1993, the Board of Directors amended the 1989 Plan to provide that no further options were to be granted under the 1989 Plan after the effective date of the Company's initial public offering.

 1993 Stock Option Plan

   In October 1993, the Company's Board of Directors adopted the 1993 Stock Option Plan (the "1993 Plan"). The 1993 Plan permits both incentive and non-statutory options to be granted to

                        NATURAL MICROSYSTEMS CORPORATION
employees, directors and consultants. In March 1998, the Board of Directors adopted and in April 1998, the Company's stockholders approved (i) an increase in the number of shares available under the 1993 Plan from 1.5 million to 1.9 million and (ii) a requirement that the exercise price of options granted under the 1993 Plan be at least equal to the fair market value of the Company's common stock on the date of grant.

 1993 Non-Employee Directors Stock Option Plan

   In October 1993, the Company's Board of Directors adopted the 1993 Non-Employee Directors Stock Option Plan (the "Directors Plan") which provides for the purchase of up to 120,000 shares of common stock pursuant to the grant of non-statutory stock options to directors who are not employees of the Company. In March 1996 the Board of Directors adopted and in May 1996 the Company's stockholders approved (i) an increase in the number of shares for which options shall be granted to newly elected non-employee directors from 10,000 to 15,000 and (ii) an increase in the number of shares for which options shall be granted to incumbent non-employee directors from 2,000 to 5,000. In March 1999, the Board of Directors adopted and in April 1999, the Company's stockholders approved an increase in the number of shares available under the Directors Plan from 120,000 to 240,000 shares. The exercise price of the options may not be less than 100% of the fair market value of the Company's common stock on the date of the grant. As of December 31, 1999, 140,000 shares had been granted at prices ranging from $4.88 to $49.25 per share.

 1995 Non-Statutory Stock Option Plan

   In October 1995, the Company's Board of Directors adopted the 1995 Non-Statutory Stock Option Plan (the "1995 Plan"). The 1995 Plan permits non-statutory options to be granted to non-executive officer employees and consultants of the Company. In April 1998, the Board of Directors amended the plan to increase the number of shares available for purchases to 1,300,000 shares of common stock, and in March 1999, the Board of Directors amended the plan to increase the number of shares available for purchases to 1,800,000 shares of common stock. The exercise price of non-statutory options may not be less than 100% of the fair market value of the company's common stock on the date of grant.

                                 Year Ended                Year Ended                 Year Ended
                             December 31, 1997          December 31, 1998         December 31, 1999
                          ------------------------- -------------------------- -------------------------
                                        Weighted                   Weighted                  Weighted
                                        Average                    Average                   Average
                           Options   Exercise Price  Options    Exercise Price  Options   Exercise Price
                          ---------  -------------- ----------  -------------- ---------  --------------
Outstanding at beginning
 of period..............  2,087,157      $10.28      1,766,251      $15.68     2,364,508      $11.39
Granted.................    338,155       28.66      1,932,035       16.39     1,030,447        9.87
Exercised...............   (622,772)       4.77       (171,309)       9.19      (303,561)       7.36
Forfeited or expired....    (36,289)      15.89     (1,162,469)      26.64      (343,044)       9.58
                          ---------      ------     ----------      ------     ---------      ------
Outstanding at end of
 period.................  1,766,251       15.68      2,364,508       11.39     2,748,350       11.47
                          ---------      ------     ----------      ------     ---------      ------
Exercisable at end of
 period.................    609,092      $10.76        824,229      $10.93     1,176,460      $11.50
                          =========      ======     ==========      ======     =========      ======

                        NATURAL MICROSYSTEMS CORPORATION

   The following table summarizes information concerning currently outstanding and exercisable options as of December 31, 1999:

                               Weighted
                                Average     Weighted                 Weighted
  Range of                     Remaining    Average                  Average
  Exercise        Number      Contractual   Exercise     Number      Exercise
   Prices       Outstanding      Life        Price     Exercisable    Price
-------------   -----------   -----------   --------   -----------   --------
$ 0.17-$10.00    1,195,654        7.9        $ 6.26       470,688     $ 6.50
$10.01-$20.00    1,275,222        6.8         11.29       591,291      12.08
$20.01-$30.00      105,893        6.8         25.44        85,667      25.53
$30.01-$40.00       50,831        8.4         35.00        17,977      34.31
$40.01-$50.00      120,750        9.7         44.27        10,837      48.94
                 ---------        ---        ------     ---------     ------
                 2,748,350        7.4        $11.47     1,176,460     $11.50
                 =========        ===        ======     =========     ======

 Other Stock Option Information

   On July 9, 1998, the Company gave certain holders of stock options, including executive officers, the opportunity to exchange options for new options with a lower exercise price and with a new vesting schedule beginning on the grant date of the new options. The Company believes the repricing restored the long term incentive element of its stock option programs. The options were valued at $10.19, which reflects the market closing price on the date of the re-pricing. There were 1,040,639 options that were exchanged at exercise prices ranging from $12.31 to $48.62. Prior to this event, the Company had never engaged in a repricing of common stock options.

   All options granted under the various plans administered by the Company have a vesting life not to exceed four years. These options have an expiration date of ten years from the date of grant, with the exception of all repriced options, which have an expiration date of seven years from the date of grant.

   The Company applies Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock option and employee stock purchase plan.

   The weighted average fair value at date of grant for stock options granted during the years ended December 31, 1997, 1998 and 1999 was $14.95, $3.33 and $6.83, respectively. Had compensation cost for the Company's stock option grants been determined based on the fair value at the grant dates, as calculated in accordance with SFAS No.123, the Company's net income (loss), and net income (loss) per diluted common share for the years ended December 31, 1997, 1998 and 1999, would have been $571,000, ($8.2 million) and ($23.6 million) and $0.05, ($0.75) and ($2.06), respectively. The fair value of each option granted during the years ended December 31, 1997, 1998 and 1999 is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions; an expected life of five years, no dividend yield, 50.0% expected volatility in 1997 and 1998 and 80.0% in 1999, and a risk free interest rate of 6.6% for 1997, 5.6% for 1998 and 6.4% for 1999.

   The effects of applying SFAS No.123 in the disclosure are not indicative of future amounts. SFAS No.123 does not apply to awards prior to 1995 and additional awards in future years are anticipated.

                        NATURAL MICROSYSTEMS CORPORATION

 1993 Employee Stock Purchase Plan

   The 1993 Employee Stock Purchase Plan ("Purchase Plan"), which was adopted by the Board of Directors in 1993 and amended by the Company's stockholders in 1996, permits employees and officers of the Company to participate in periodic plan offerings, in which payroll deductions may be used to purchase shares of common stock. The purchase price is 85% of the lower of the fair market value at the date the offering commences or terminates. The Company reserved 400,000 shares for the Purchase Plan. In March 1999, the Board of Directors adopted and in April 1999, the Company's stockholders approved an increase in the number of shares available under the Purchase Plan from 400,000 to 700,000 shares. As of December 31, 1999, 292,864 shares have been issued under the Purchase Plan at prices ranging from $4.36 to $48.62 per share.

 Restricted Stock Awards

   On April 3, 1998, QWES.com, Inc. issued 933,762 shares of restricted common stock at a fair value of $0.11 per share to its founders. The stock was scheduled to vest over a three-year period, but vested in full when the Company acquired QWES in December 1999.

15--Commitments

   The Company leases its current manufacturing and office facilities under non-cancelable leases extending to April 30, 2012. The Company occupies other facilities under leases, which expire within one year. Rental expenses under all operating lease agreements in effect during December 31, 1997, 1998 and 1999 amount to approximately $1.2 million, $1.3 million and $1.8 million, respectively.

   The Company currently has a sublease on one of its facilities located in Schaumburg, Illinois. The lease calls for payments of $5.6 million over a nine-year period beginning in November 1999.
These payments over time would reduce the overall lease burden of the Company to $17.5 million. Due to the acquisition of QWES, the Company is currently looking for a new facility in the Tustin, California area to replace its current facility. QWES's current lease expires in February 2000.

   The Company has various other facilities throughout North America, Europe and Asia that have short term leases and act as sales offices. The Company believes that the existing facilities are adequate for our current needs and that suitable space will be available to meet future needs.

   At December 31, 1999, commitments under operating leases for minimum future payments consist of the following:

                                               Leases
                      (in thousands)           -------
               Year ending December 31,
               2000........................... $ 2,148
               2001...........................   2,316
               2002...........................   2,304
               2003...........................   2,047
               2004...........................   2,009
               Thereafter.....................  12,247
                                               -------
                                               $23,071
                                               =======

                        NATURAL MICROSYSTEMS CORPORATION

16--Segment and Geographic Information

   The Company manages its business on the basis of geographic area. See Note 1 for a description of the Company's business. All intercompany revenues and expenses are eliminated in computing revenues and operating income. As of December 31, 1999 the Company has operations established in 12 countries outside the United States and its products are sold throughout the world. The Company is exposed to the risk of changes in social, political and economic conditions inherent in foreign operations and the Company's results of operations and the value of its foreign assets are affected by fluctuations in foreign currency exchange rates. Net sales by geographic region are presented by attributing revenues from external customers on the basis of where products are sold. "Other" includes the regions of Asia and Latin America.

                                North America Europe    Other   Corporate  Total
                                ------------- -------  -------  --------- --------
                                                 (in thousands)
      Net Sales to
       unaffiliated customers:
        1999..................    $ 57,664    $14,329  $ 7,483            $ 79,476
        1998..................      55,906     11,772    8,851              76,529
        1997..................      54,358     11,393    9,612              75,363
      Income (loss) from
       operations:
        1999..................    $(16,780)   $  (608) $   754            $(16,634)
        1998..................      (1,283)    (4,208)  (4,566)            (10,057)
        1997..................       7,900     (1,876)   1,295               7,319
      Segment assets:
        1999..................    $ 47,287    $ 9,764  $ 1,355   $12,303  $ 70,709
        1998..................      51,655      9,540    1,086    16,669    78,950
        1997..................      45,242      7,616      800    28,035    81,693
      Long-lived assets:
        1999..................    $ 30,901    $ 2,522  $   503            $ 33,926
        1998..................      27,035      2,532      554              30,121
        1997..................      17,441      1,940      188              19,569
      Capital expenditures:
        1999..................    $  5,668    $   423  $   103            $  6,194
        1998..................       7,354        909      355               8,618
        1997..................       6,724        408       75               7,207
      Depreciation and
       amortization expense:
        1999..................    $  6,028    $   497  $    56            $  6,581
        1998..................       5,074        459      102               5,635
        1997..................       2,570        351       74               2,995

   Included in North America are the United States and Canada. Net sales to unaffiliated customers from North America were $54.4 million, $55.9 million and $57.7 million for the years ended December 31, 1997, 1998 and 1999, respectively. There are no other countries that had material net sales to unaffiliated customers or long-lived assets.

Inside Back Cover

The diagram entitled "Quality, Technology, Connectivity--The Perfect Foundation for the New Converged Network" includes a diagram of the five market segments in which we operate. These segments are: enterprise applications, IP telephony, differentiated IP services, enhanced services and wireless network infrastructure.

You may rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus nor the sale of the shares of common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares in any circumstances under which the offer or solicitation is unlawful.


                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   1
Risk Factors.............................................................   5
Forward-Looking Information..............................................  11
Use of Proceeds..........................................................  12
Price Range of Common Stock..............................................  12
Dividend Policy..........................................................  12
Capitalization...........................................................  13
Selected Consolidated Financial Data.....................................  14
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  15
Business.................................................................  24
Management...............................................................  36
Stock Ownership..........................................................  39
Underwriting.............................................................  40
Legal Matters............................................................  41
Experts..................................................................  41
Where You Can Find More Information......................................  41
Incorporation of Certain Documents by Reference..........................  42
Index to Consolidated Financial Statements............................... F-1

--------------------------------------------------------------------------------

                     Natural MicroSystems Logo Appears Here

 3,000,000 Shares

 Common Stock


 Deutsche Banc Alex. Brown

 Dain Rauscher Wessels

 U.S. Bancorp Piper Jaffray

 FAC/Equities

 Prospectus

              , 2000

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

   The following table sets forth the costs and expenses payable by the registrant in connection with the distribution of the securities being registered hereunder. All of the amounts shown are estimates, except the Securities and Exchange Commission registration fee, the Nasdaq National Market listing fee and the NASD filing fee.

   Securities and Exchange Commission Registration Fee................ $ 36,546
   Nasdaq National Market Listing Fee.................................   17,500
   National Association of Securities Dealers Filing Fee..............   14,344
   Blue Sky Fees and Expenses.........................................   20,000
   Printing Expenses..................................................  100,000
   Legal Fees and Expenses............................................  160,000
   Accountants' Fees and Expenses.....................................  200,000
   Miscellaneous Fees and Expenses....................................   51,610
                                                                       --------
     Total............................................................ $600,000
                                                                       ========

Item 15. Indemnification of Directors and Officers

   Section 145 of the General Corporation Law of the State of Delaware provides that a corporation may indemnify a director, officer, employee or agent against expenses (including attorneys' fees), judgments, fines and for amounts paid in settlement in respect of or in successful defense of any action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

   Article Tenth of the Company's Fourth Restated Certificate of Incorporation provides that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. Article Tenth further provides that a director's personal liability shall be eliminated or limited in the future to the fullest extent permitted from time to time by the Delaware General Corporation Law.

   Article Eleventh of the Company's Fourth Restated Certificate of Incorporation provides that the Company shall, to the fullest extent permitted from time to time under the Delaware General Corporation Law, indemnify each of its directors and officers against all expenses (including attorneys' fees), liabilities, judgments, fines and amounts paid in settlement in respect of any action, suit or proceeding in which such director or officer may be involved or with which he may be threatened, while in office or thereafter, by reason of his or her actions or omissions in connection with services to the Company, such indemnification to include prompt payment of expenses in advance of the final disposition of any such action, suit or proceeding.

Item 16. Exhibits

    1.1 Underwriting Agreement (to be filed by amendment).
    5.1 Opinion of Choate, Hall & Stewart as to validity of shares being registered and Consent.
   23.1 Consent of PricewaterhouseCoopers LLP.
   23.2 Consent of Choate, Hall & Stewart (included in Exhibit 5.1).
   24.1 Power of Attorney (part of Signature Page).

Item 17. Undertakings

   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4), or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing a Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Framingham, The Commonwealth of Massachusetts on January 24, 2000.

                                          Natural MicroSystems Corporation
                                           (Issuer and Employer)

                                                /s/ Robert P. Schechter
                                          By: _________________________________
                                                  Robert P. Schechter,
                                                  President,
                                                  Chief Executive Officer and
                                                  Chairman of the Board of
                                                  Directors

                               POWER OF ATTORNEY

   KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Robert E. Hult, Dianne L. Callan and Richard N. Hoehn, jointly and severally, his true and lawful attorneys-in-fact and agents with full powers of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

   Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below on the dates indicated by the following persons in the capacities indicated.

                 Name                           Capacity                 Date
                 ----                           --------                 ----

     /s/ Robert P. Schechter           President, Chief Executive      1/24/2000
______________________________________ Officer and Chairman of
         Robert P. Schechter           the Board of Directors
                                       (Principal Executive
                                       Officer)

        /s/ Robert E. Hult             Senior Vice President of        1/24/2000
______________________________________ Finance and Operations,
            Robert E. Hult             Chief Financial Officer
                                       and Treasurer (Principal
                                       Financial Officer)

      /s/ Alex N. Braverman            Corporate Controller            1/24/2000
______________________________________ (Principal Accounting
          Alex N. Braverman            Officer)

   /s/ Zenas W. Hutcheson, III         Director                        1/24/2000
______________________________________
       Zenas W. Hutcheson, III

     /s/ W. Frank King, Ph.D.          Director                        1/24/2000
______________________________________
         W. Frank King, Ph.D.

      /s/ Pamela D. A. Reeve           Director                        1/24/2000
______________________________________
          Pamela D. A. Reeve

       /s/ Ronald W. White             Director                        1/24/2000
______________________________________
           Ronald W. White

                               INDEX TO EXHIBITS

 Exhibit Number
 --------------
     1.1        Underwriting Agreement (to be filed by amendment).
     5.1        Opinion of Choate, Hall & Stewart as to validity of shares being registered and Consent.
    23.1        Consent of PricewaterhouseCoopers LLP.
    23.2        Consent of Choate, Hall & Stewart (included in Exhibit 5.1).
    24.1        Power of Attorney (included in page II-4).